THE INFORMATION IN THIS PRELIMINARY PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS ARE NOT AN OFFER TO SELL NOR DO THEY SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-100494

PRELIMINARY PROSPECTUS SUPPLEMENT

(To the prospectus dated October 25, 2002)    Subject to completion    August 5,
2003
--------------------------------------------------------------------------------

5,000,000 UNITS

[TEPPCO PARTNERS, L.P. LOGO]

TEPPCO Partners, L.P.
REPRESENTING LIMITED PARTNER INTERESTS

--------------------------------------------------------------------------------

We are offering 5,000,000 units representing limited partner interests with this prospectus supplement and the accompanying base prospectus.

Our units are listed for trading on the New York Stock Exchange under the symbol "TPP." The last reported sale price of the units on the New York Stock Exchange on August 4, 2003 was $35.86 per unit.

BEFORE BUYING ANY OF THE UNITS OFFERED HEREIN YOU SHOULD READ THE DISCUSSION OF MATERIAL RISKS OF INVESTING IN OUR UNITS IN "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 1 OF THE ACCOMPANYING BASE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               PER UNIT          TOTAL
--------------------------------------------------------------------------------------
Public offering price                                         $           $
--------------------------------------------------------------------------------------
Underwriting discounts and commissions                        $           $
--------------------------------------------------------------------------------------
Proceeds, before expenses, to TEPPCO Partners, L.P.           $           $
--------------------------------------------------------------------------------------

The underwriters may also purchase up to 750,000 units from us at the public offering price to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after this offering. Delivery of the units to investors will be made on or about August , 2003.

UBS INVESTMENT BANK
         CITIGROUP
                   GOLDMAN, SACHS & CO.
                            A.G. EDWARDS & SONS, INC.
                                     WACHOVIA SECURITIES
                                             MCDONALD INVESTMENTS INC.

           The date of this prospectus supplement is August  , 2003.

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING BASE PROSPECTUS AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE PROSPECTUS, AS WELL AS THE INFORMATION WE HAVE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THAT IS INCORPORATED BY REFERENCE HEREIN, IS ACCURATE AS OF ANY DATE OTHER THAN ITS DATE. FOR PURPOSES OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING BASE PROSPECTUS, UNLESS THE CONTEXT OTHERWISE INDICATES, WHEN WE REFER TO "US," "WE," "OUR," "OURS," "TEPPCO PARTNERS" OR THE "PARTNERSHIP," WE ARE DESCRIBING OURSELVES, TEPPCO PARTNERS, L.P., TOGETHER WITH OUR SUBSIDIARIES.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

PROSPECTUS SUPPLEMENT
Prospectus supplement summary........    S-1
Risk factors.........................    S-5
Where you can find more
  information........................    S-6
Use of proceeds......................    S-7
Capitalization.......................    S-8
Price range of units and cash
  distributions......................    S-9
Historical summary selected financial
  and operating information..........   S-10
Underwriting.........................   S-13
Legal matters........................   S-15
Experts..............................   S-15

BASE PROSPECTUS
About This Prospectus................     II
About TEPPCO Partners................     II
The Subsidiary Guarantors............     II
Risk Factors.........................      1
Where You Can Find More Information..     10
Forward-looking Statements and
  Associated Risks...................     11
TEPPCO Partners......................     12
Use of Proceeds......................     13
Ratio of Earnings to Fixed Charges...     13
Description of Debt Securities.......     13
Book Entry, Delivery and Form........     22
Cash Distributions...................     23
Tax Considerations...................     29
Investment in Limited Partnership
  Units by Employee Benefit Plans....     45
Plan of Distribution.................     47
Legal................................     48
Experts..............................     48

--------------------------------------------------------------------------------

Prospectus supplement summary

This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. If information varies between this prospectus supplement and the accompanying base prospectus, you should rely on the information in this prospectus supplement. You should carefully read the entire prospectus supplement and the accompanying base prospectus and the documents incorporated herein by reference, to understand fully the terms of our units, as well as the tax and other considerations that are important to you in making your investment decision.

                             TEPPCO PARTNERS, L.P.

WHO WE ARE

We are one of the largest publicly traded pipeline limited partnerships. Our general partner is wholly-owned by Duke Energy Field Services, or DEFS, which is owned by Duke Energy Corporation and ConocoPhillips. We engage in three principal businesses:

    - Transporting Refined Petroleum Products, Liquefied Petroleum Gases and Petrochemicals (Our Downstream Segment). We own and operate an approximately 4,500-mile refined petroleum products pipeline system, which includes 29 storage facilities, extending from southeast Texas through the central and midwest states to the northeast United States. We deliver to customers at 53 locations through facilities owned by us or third parties. Our system includes a products pipeline system to the Midwest and is the only pipeline system that transports liquefied petroleum gas to the northeast United States from the Texas Gulf Coast. Our Mont Belvieu, Texas, storage complex is located at one of the largest liquefied petroleum gas storage complexes in the United States. We also own two marine receiving terminals, one near Beaumont, Texas, and the other at Providence, Rhode Island. Our Downstream Segment also includes three petrochemical pipelines between Mont Belvieu and Port Arthur, Texas. We own a one-half interest in Centennial Pipeline LLC, or Centennial. Centennial owns and operates an interstate refined petroleum products pipeline extending from the upper Texas Gulf Coast to Illinois.

    -  Gathering, Transporting and Marketing Crude Oil (Our Upstream
       Segment). We own and operate approximately 2,600 miles of crude oil trunk line and gathering pipelines, primarily in Texas and Oklahoma. We also own an interest in Seaway Crude Pipeline Company, or Seaway, which owns an approximately 500-mile, large diameter crude oil pipeline that transports primarily imported crude oil from the Texas Gulf Coast to the mid-continent and midwest refining sectors. In addition, we own crude oil storage tanks at Cushing, Oklahoma, and Midland, Texas, and an interest in a crude oil pipeline operating in New Mexico, Oklahoma and Texas.

    - Gathering Natural Gas, Transporting Natural Gas Liquids and Fractionating Natural Gas Liquids (Our Midstream Segment). With our acquisition of Jonah Gas Gathering Company in September 2001, we gather natural gas in the Green River Basin in southwestern Wyoming, one of the most prolific and active natural gas producing basins in the United States. Our Jonah natural gas gathering system consists of approximately 400 miles of pipelines. Natural gas gathered on the Jonah system is delivered to several interstate pipeline systems that provide access to a number of West Coast, Rocky Mountain and midwest markets. On March 1, 2002, we expanded our natural gas liquids, or NGLs, operations with the acquisition of the Chaparral and Quanah pipelines, which consist of a combined 970 miles of gathering and trunk pipelines extending from southeastern New Mexico and West Texas to Mont Belvieu, Texas. On June 30, 2002, we acquired the Val Verde coal bed methane gathering system from

PROSPECTUS SUPPLEMENT SUMMARY
--------------------------------------------------------------------------------


       a subsidiary of Burlington Resources Inc. The Val Verde gathering system consists of 360 miles of pipeline, 14 compressor stations and a large amine treating facility for the removal of carbon dioxide. The Val Verde gathering system gathers coal bed methane from the Fruitland Coal Formation of the San Juan Basin in Colorado and New Mexico and has a pipeline capacity of approximately one billion cubic feet of gas per day. The system is one of the largest coal bed methane gathering and treating facilities in the United States, gathering coal bed methane from more than 540 separate wells throughout New Mexico. In addition to these acquisitions, we own and operate approximately 650 miles of NGLs pipelines located along the Texas Gulf Coast and own two fractionators in Colorado. Certain of the assets of our Midstream Segment are operated and commercially managed by DEFS under agreements with us.

OUR STRATEGY

Our goals are to increase cash flow and distributions to our unitholders. Our business strategy to accomplish these goals is to:

    - Target acquisitions of fee-based businesses that are related to our existing businesses and that generate stable cash flows without commodity price exposure;

    - Increase throughput on our pipeline systems that have additional capacity;

    - Expand our existing pipeline and gathering systems to facilitate customer generated growth;

    - Continue to utilize our relationship with DEFS to gain access to additional midstream acquisition opportunities and to provide management of the assets in that segment;

    - Maintain and enhance the safety and integrity of our pipeline and gathering systems; and

    - Continue our focus on customer service so as to remain the incremental provider of choice in the markets we serve.

OUR GENERAL PARTNER

Our general partner is Texas Eastern Products Pipeline Company, LLC, an indirect wholly-owned subsidiary of DEFS. DEFS is among the nation's leaders in the gathering and processing of natural gas and the production, transportation and marketing of NGLs. DEFS was formed in March 2000 when Duke Energy and ConocoPhillips combined their natural gas gathering and processing businesses. Duke Energy owns approximately 70% of DEFS and ConocoPhillips owns approximately 30%.

Duke Energy is an integrated provider of energy and energy services, offering physical delivery and management of both electricity and natural gas throughout the U.S. and abroad. ConocoPhillips is a diversified energy company engaged in exploration and production of oil and gas; gas gathering, processing and marketing; refining, marketing and transportation; and chemicals.

Please refer to page 12 of the accompanying base prospectus for our organizational chart.

PROSPECTUS SUPPLEMENT SUMMARY
--------------------------------------------------------------------------------


THE OFFERING

Units offered......................    5,000,000 units

Units to be outstanding after this
offering...........................    62,751,447 units

New York Stock Exchange symbol.....    TPP

Use of proceeds....................    We intend to use the net proceeds from
                                       this offering:
                                       -  to fund approximately $86.9 million of
                                          capital expenditures during the
                                          remainder of 2003 for
                                          revenue-generating and system upgrade
                                          projects;
                                       -  to fund approximately $30.0 million or
                                          more of potential acquisitions of
                                          additional facilities;
                                       -  to reduce amounts outstanding under
                                          our bank revolving credit facility;
                                          and
                                       -  for general partnership purposes.
                                       Borrowings under our bank revolving
                                       credit facility were used to repay debt
                                       incurred to finance acquisitions and
                                       capital expenditures. $263 million was
                                       outstanding under this facility as of
                                       June 30, 2003. Please read "Use of
                                       proceeds" on page S-7.

Timing of next quarterly
distribution.......................    Cash distributions for the second quarter
                                       2003 will be paid on August 8, 2003 to
                                       unitholders of record on July 31, 2003.
                                       The first distribution paid to purchasers of the units offered by this prospectus supplement will be declared in October
                                       2003 and paid in November 2003. Our
                                       current quarterly distribution rate is
                                       $0.625 per unit, or $2.50 per unit on an annualized basis.

Risk factors.......................    An investment in our units involves
                                       risks. See "Risk factors" beginning on
                                       page S-5 of this prospectus supplement
                                       and on page 1 of the accompanying base
                                       prospectus.

Except as the context otherwise indicates, the information in this prospectus supplement assumes no exercise of the underwriters' over-allotment option.

PROSPECTUS SUPPLEMENT SUMMARY
--------------------------------------------------------------------------------


TAX CONSIDERATIONS

The tax consequences to you of an investment in units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of units, please read "Tax Considerations" beginning on page 29 of the accompanying base prospectus. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences peculiar to your circumstances.

We estimate that if you purchase a unit in this offering and hold the unit through the record date for the distribution with respect to the final calendar quarter of 2005, you will be allocated an amount of U.S. federal taxable income for 2003, 2004 and 2005 that averages less than 10% of the amount of cash distributed to you with respect to each such period (assuming quarterly distributions on the units with respect to each such period of $0.625 per unit). However, the taxable income allocable to a unitholder after 2005 may constitute an increasing percentage of distributed cash.

These estimates are based on numerous assumptions regarding our business and operations, including assumptions as to tariffs and gathering rates, transportation and gathering volumes, capital expenditures, growth, financings, cash flows and anticipated cash distributions. In particular, these estimates take into account our past acquisitions but assume that we will not make any other acquisitions in the future. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory and competitive uncertainties beyond our control and to tax reporting positions (including estimates of the relative fair market values of our assets and the validity of curative allocations) that we have adopted or intend to adopt and with which the Internal Revenue Service, or the IRS, might disagree. Accordingly, the estimates may not turn out to be correct. The actual percentage of distributions that will effectively constitute taxable income could be higher or lower, and any differences could be material.

Ownership of units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read "Tax Considerations -- Tax-Exempt Entities, Regulated Investment Companies and Foreign Investors" in the accompanying base prospectus.

Section 7704 of the Internal Revenue Code of 1986, as amended, provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "qualifying income exception," exists with respect to publicly traded partnerships whose gross income for every taxable year consists of at least 90% "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. 94% of our gross income for the year 2002 constituted qualifying income. We estimate that this percentage will increase for the year 2003 due to the impact of acquisitions and revenue-generating capital expenditures in 2003.

--------------------------------------------------------------------------------

Risk factors

You should read carefully the discussion of material risks to our business under the caption "Risk Factors" beginning on page 1 of the accompanying base prospectus. These risks include:

- Potential future acquisitions and expansions, if any, may affect our business by substantially increasing the level of our indebtedness and contingent liabilities and increasing our risks of being unable to effectively integrate these new operations.

- Expanding our natural gas gathering business by constructing new pipelines and compression facilities subjects us to construction risks and risks that natural gas supplies will not be available upon completion of the new pipelines.

- Our interstate tariff rates are subject to review and possible adjustment by federal regulators.

- Our partnership status may be a disadvantage to us in calculating cost of service for rate-making purposes.

-  Competition could adversely affect our operating results.

- Our business requires extensive credit risk management which may not be adequate to protect against customer nonpayment.

-  Our crude oil marketing business involves risks relating to product prices.

-  Reduced demand could affect shipments on the pipelines.

- Our gathering system profits and cash flow depend on the volumes of natural gas produced from the fields served by our gathering systems and are subject to factors beyond our control.

- Our operations are subject to governmental laws and regulations relating to the protection of the environment which may expose us to significant costs and liabilities.

- Terrorist attacks aimed at our facilities could adversely affect our business.

- Our business involves many hazards and operational risks, some of which may not be covered by insurance.

- We are a holding company and depend entirely on our operating subsidiaries' distributions to service our debt obligations.

- We may issue additional limited partnership interests, diluting existing interests of unitholders.

- Our general partner and its affiliates may have conflicts with our partnership.

-  Unitholders have limited voting rights and control of management.

-  Our partnership agreement limits the liability of our general partner.

- The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to you.

- A successful IRS contest of the federal income tax positions we take may adversely impact the market for limited partnership units.

- You may be required to pay taxes even if you do not receive any cash distributions.

- Tax gain or loss on disposition of limited partnership units could be different than expected.

--------------------------------------------------------------------------------
                                                                            S-5

RISK FACTORS
--------------------------------------------------------------------------------

- If you are a tax-exempt entity, regulated investment company or mutual fund or you are not an individual residing in the United States, you may have adverse tax consequences from owning limited partnership units.

- We have registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

- We will treat each purchaser of units after the initial sale of any units pursuant to this prospectus as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

- You will likely be subject to state and local taxes in states where you do not live as a result of an investment in the units.

Where you can find more information

We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are available at the SEC's web site at www.sec.gov and at our web site at www.teppco.com. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to "incorporate by reference" the information we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished pursuant to Item 9 or Item 12 on any Current Report on Form 8-K) are incorporated by reference in this prospectus until the termination of this offering:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed March 21, 2003;

- our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed May 1, 2003;

- our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed July 30, 2003;

- our Current Reports on Form 8-K filed on January 21, 2003, January 30, 2003, February 6, 2003, March 4, 2003, April 8, 2003, April 30, 2003, June 13,
   2003, July 15, 2003, and July 30, 2003; and

- the description of our limited partnership units contained in the Registration Statement on Form 8-A (Registration No. 1-10403), initially filed December 6, 1989, and any subsequent amendment thereto filed for the purpose of updating such description.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Use of proceeds

We intend to use the net proceeds from this offering, estimated to be approximately $171.3 million (assuming a public offering price of $35.86 per unit and after deducting estimated underwriting discounts and commissions and offering expenses), or approximately $197.0 million if the underwriters' over-allotment option is exercised in full,

- to fund approximately $86.9 million of capital expenditures during the remainder of 2003 for revenue-generating and system upgrade projects;

- to fund approximately $30.0 million or more of potential acquisitions of additional facilities;

-  to reduce amounts outstanding under our bank revolving credit facility; and

-  for general partnership purposes.

Pending payment for such capital expenditures and potential acquisitions of additional facilities, the net proceeds from this offering may be temporarily invested in short-term instruments or applied to reduce amounts outstanding under our bank revolving credit facility.

Our anticipated capital expenditures for revenue-generating and system upgrade projects for the remainder of 2003 include approximately (in millions):

Downstream segment:
  Expansion of our pumping capacity of LPGs into the
     Northeast markets......................................  $ 2.5
  Expansion of our Bossier City, Louisiana facilities.......    6.0
Midstream segment:
  Expansion of our Jonah system.............................   55.4
  Additional well connections on our Jonah and Val Verde
     systems................................................    6.5
Upstream segment:
  Expansion of our South Texas system.......................    7.0
Other revenue-generating and system upgrade projects........    9.5
                                                              -----
  Total.....................................................  $86.9
                                                              =====

Capital expenditures during the six months ended June 30, 2003, for revenue-generating and system upgrade projects totaled $33.6 million. These expenditures were partially funded with internally generated cash flow.

The borrowings under our bank revolving credit facility were used to repay debt incurred to finance acquisitions and capital expenditures. As of June 30, 2003, $263 million was outstanding under this facility, which matures in June 2006. At June 30, 2003, the weighted average interest rate under this facility was 1.8%.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2003 on a historical basis; and on an as adjusted basis to reflect this offering and the application of the net proceeds herefrom as described under "Use of proceeds," as if these transactions occurred on June 30, 2003.

This table should be read in conjunction with our consolidated financial statements and the notes thereto that are incorporated by reference in this prospectus supplement and the accompanying base prospectus.

                                                                AS OF JUNE 30, 2003
                                                              ------------------------
                       (IN THOUSANDS)                           ACTUAL     AS ADJUSTED
--------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents(1)..............................  $   30,824   $  189,104
                                                              ==========   ==========
Long-term debt:
  6.450% Senior Notes due 2008 of TE Products(2)............  $  179,860   $  179,860
  7.510% Senior Notes due 2028 of TE Products...............     210,000      210,000
  7.625% Senior Notes due 2012 of TEPPCO Partners(2)........     498,136      498,136
  6.125% Senior Notes due 2013 of TEPPCO Partners(2)........     198,630      198,630
  Bank revolving credit facility(1).........................     263,000      250,000
  Fair value adjustments and deferred gains related to
     interest rate swaps(3).................................      57,468       57,468
                                                              ----------   ----------
Total long-term debt........................................   1,407,094    1,394,094
Partners' capital...........................................     976,448    1,147,728
                                                              ----------   ----------
     Total capitalization...................................  $2,383,542   $2,541,822
                                                              ==========   ==========

------------

(1) Additional net proceeds from this offering may be used to reduce amounts outstanding under our bank revolving credit facility pending payment for revenue-generating capital expenditures and potential acquisitions of additional facilities.

(2) At June 30, 2003, the 6.450% Senior Notes due 2008 of TE Products, our 7.625% Senior Notes due 2012 and our 6.125% Senior Notes due 2013 include $3.4 million of unamortized debt discounts.

(3) Our TE Products subsidiary entered into an interest rate swap agreement to hedge its exposure to changes in the fair value of the 7.51% Senior Notes due 2028. At June 30, 2003, the 7.51% Senior Notes include an adjustment to increase the fair value of the debt by $15.1 million related to this interest rate swap agreement. We also entered into interest rate swap agreements to hedge our exposure to changes in the fair value of our 7.625% Senior Notes due 2012. At June 30, 2003, the 7.625% Senior Notes include a deferred gain, net of amortization, from previous interest rate swap terminations of $42.4 million. These hedges are accounted for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Price range of units and cash distributions

As of July 31, 2003, there were 57,751,447 units outstanding, held by approximately 51,300 holders, including units held in street name. The units are traded on the New York Stock Exchange under the symbol "TPP." The following table sets forth, for the periods indicated, the high and low sales prices for the units, as reported on the NYSE Composite Transactions Tape, and quarterly cash distributions paid to our unitholders. The last reported sale price of units on The New York Stock Exchange on August 4, 2003, was $35.86 per unit.

                                                                PRICE RANGE
                                                             -----------------         CASH
                                                              HIGH       LOW     DISTRIBUTIONS(1)
-------------------------------------------------------------------------------------------------
2003
Third quarter (through August 4, 2003).....................  $ 37.69   $ 35.50           N/A(2)
Second quarter.............................................    37.00     30.35        $0.625(3)
First quarter..............................................    31.64     28.05         0.625
2002
Fourth quarter.............................................  $ 29.98   $ 26.00        $0.600
Third quarter..............................................    32.19     23.90         0.600
Second quarter.............................................    33.20     29.35         0.600
First quarter..............................................    33.25     27.30         0.575
2001
Fourth quarter.............................................  $ 36.50   $ 28.50        $0.575
Third quarter..............................................    32.90     26.00         0.575
Second quarter.............................................    30.10     25.76         0.525
First quarter..............................................    27.44     24.38         0.525

------------

(1) Represents cash distributions attributable to the quarter and declared and paid within 50 days after the quarter.

(2) We expect the cash distribution with respect to the third quarter of 2003 will be declared in October 2003 and paid in November 2003.

(3) The cash distribution with respect to the second quarter of 2003 was declared on July 16, 2003 and is payable August 8, 2003 to unitholders of record on July 31, 2003.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Historical summary selected financial and operating information

Presented below is our consolidated historical data as of and for each of the periods indicated. The annual consolidated financial data set forth below for each of the three fiscal years in the period ended December 31, 2002, was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, which is incorporated in this prospectus supplement by reference.

The summary data set forth below includes "Adjusted EBITDA," which may be viewed as a "non-GAAP financial measure" under the rules of the SEC. We define Adjusted EBITDA as net income plus interest expense-net and depreciation and amortization plus a pro rata portion, based on our equity ownership, of the interest expense and depreciation and amortization of each of our joint ventures. We have historically included the pro rata portion of these joint venture items in our EBITDA-related disclosures. We have included Adjusted EBITDA as a supplemental disclosure because our management believes Adjusted EBITDA is used by our investors as a supplemental financial measurement in the evaluation of our business. Our management believes Adjusted EBITDA provides useful information regarding the performance of our assets without regard to financing methods, capital structures or historical cost basis. As a result, Adjusted EBITDA provides investors a helpful measure for comparing our operating performance with the performance of other companies that have different financing and capital structures. Adjusted EBITDA multiples are also used by our investors in assisting in the valuation of our limited partners' equity. Adjusted EBITDA should not be considered as an alternative to net income as an indicator of our operating performance or as a measure of liquidity, including as an alternative to cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. Our Adjusted EBITDA may not be comparable to EBITDA of other entities because other entities may not calculate EBITDA in the same manner as we do.

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets, which discontinues the amortization of goodwill and indefinite life intangibles and requires an annual test of impairment based on a comparison of fair value to carrying values. The following table includes our annual results on a comparable basis, as if we had not recorded amortization expense of goodwill or amortization expense of our excess investment for the periods presented.

--------------------------------------------------------------------------------

HISTORICAL SUMMARY SELECTED FINANCIAL AND OPERATING INFORMATION
--------------------------------------------------------------------------------

                                                                                    SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                 JUNE 30,
                                          ------------------------------------   -----------------------
(IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)      2000         2001         2002         2002         2003
--------------------------------------------------------------------------------------------------------
                                                                                       (unaudited)
INCOME STATEMENT DATA:
Operating revenues......................  $3,087,941   $3,556,413   $3,242,163   $1,519,466   $2,140,039
Purchases of crude oil and petroleum
  products..............................   2,793,643    3,172,805    2,772,328    1,320,545    1,875,188
Depreciation and amortization...........      35,163       45,899       86,032       33,640       50,800
Operating, general and administrative
  expenses..............................     150,149      185,918      213,556       90,339      118,671
Gain on sale of assets..................          --           --           --           --       (3,948)
                                          ----------   ----------   ----------   ----------   ----------
  Total costs and expenses..............   2,978,955    3,404,622    3,071,916    1,444,524    2,040,711
                                          ----------   ----------   ----------   ----------   ----------
  Operating income......................     108,986      151,791      170,247       74,942       99,328
Interest expense -- net.................     (44,423)     (62,057)     (66,192)     (30,478)     (43,861)
Equity earnings.........................      12,214       17,398       11,980        5,986       11,960
Other income -- net.....................         599        1,999        1,827          735          442
                                          ----------   ----------   ----------   ----------   ----------
  Net income (as reported)..............      77,376      109,131      117,862       51,185       67,869
Amortization of goodwill and excess
  investment............................         767        2,396           --           --           --
                                          ----------   ----------   ----------   ----------   ----------
  Adjusted net income...................  $   78,143   $  111,527   $  117,862   $   51,185   $   67,869
                                          ==========   ==========   ==========   ==========   ==========
Basic and diluted net income per Limited
  Partner and Class B Unit:
  As reported...........................  $     1.89   $     2.18   $     1.79   $     0.84   $     0.86
Amortization of goodwill and excess
  investment............................        0.02         0.05           --           --           --
                                          ----------   ----------   ----------   ----------   ----------
  Adjusted net income per Unit..........  $     1.91   $     2.23   $     1.79   $     0.84   $     0.86
                                          ==========   ==========   ==========   ==========   ==========
Weighted average Limited Partner and
  Class B Units outstanding.............      33,594       39,258       49,202       45,457       57,739
BALANCE SHEET DATA (AT PERIOD END):
Property, plant and equipment -- net....  $  949,705   $1,180,461   $1,587,824   $1,531,349   $1,526,153
Total assets............................   1,622,810    2,065,348    2,770,355    2,738,646    2,851,554
Long-term debt (net of current
  maturities)...........................     835,784      715,842    1,377,692    1,474,320    1,407,094
Redeemable Class B Units................     105,411      105,630      103,363      104,360           --
Partners' capital.......................     315,057      543,181      891,842      587,847      976,448
OTHER FINANCIAL DATA:
Adjusted EBITDA(1)......................  $  160,121   $  225,429   $  281,789   $  120,248   $  171,892
Net cash flow provided by (used in):
  Operating activities..................     108,045      169,148      234,917       97,458      132,541
  Investing activities
    Capital expenditures................     (68,481)    (107,614)    (133,372)     (63,560)     (45,919)
    Acquisitions and equity
       investments......................    (427,188)    (455,787)    (594,723)    (591,331)     (26,459)
    Other...............................       1,475        5,536        3,380        3,380        8,531
                                          ----------   ----------   ----------   ----------   ----------
       Total investing activities.......  $ (494,194)  $ (557,865)  $ (724,715)  $ (651,511)  $  (63,847)
  Financing activities..................  $  380,652   $  387,100   $  495,287   $  553,978   $  (68,838)

--------------------------------------------------------------------------------

HISTORICAL SUMMARY SELECTED FINANCIAL AND OPERATING INFORMATION
--------------------------------------------------------------------------------

                                                                                   SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,            JUNE 30,
                                                 ------------------------------   -------------------
                                                   2000       2001       2002       2002       2003
-----------------------------------------------------------------------------------------------------
                                                                                      (unaudited)
OPERATING DATA:
Downstream (MBbls):
  Refined products.............................   128,151    122,947    138,164     61,109     72,488
  LPGs.........................................    39,633     39,957     40,490     19,091     20,532
Upstream:
  Crude oil transportation (MBbls).............    46,225     78,714     82,813     42,788     48,556
  Crude oil marketing (MBbls)..................   107,607    156,477    139,182     73,279     74,575
  Crude oil terminaling (MBbls)................    56,473    121,932    127,376     62,339     55,562
  Lubricants and chemicals (thousands
    gallons)...................................     7,974      8,769      9,648      4,892      5,153
Midstream:
  NGL transportation (MBbls)...................     5,201     21,538     53,980     23,471     28,221
  Gathering -- natural gas (MMcf)..............        --     45,496    340,697    109,976    226,429
  Fractionation -- natural gas liquids
    (MBbls)....................................     4,078      4,078      4,072      2,043      2,078

------------

(1)  The following table reconciles Adjusted EBITDA with our net income:

                                                                             SIX MONTHS ENDED
                                           YEAR ENDED DECEMBER 31,               JUNE 30,
                                       --------------------------------    --------------------
           (IN THOUSANDS)                2000        2001        2002        2002        2003
-----------------------------------------------------------------------------------------------
Net income...........................  $ 77,376    $109,131    $117,862    $ 51,185    $ 67,869
Interest expense -- net..............    44,423      62,057      66,192      30,478      43,861
Depreciation and amortization........    35,163      45,899      86,032      33,640      50,800
TEPPCO's pro-rata percentage of joint
  venture interest expense and
  depreciation and amortization......     3,159       8,342      11,703       4,945       9,362
                                       --------    --------    --------    --------    --------
    Adjusted EBITDA..................  $160,121    $225,429    $281,789    $120,248    $171,892
                                       ========    ========    ========    ========    ========

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Underwriting

We are selling our units to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. We have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the number of units set forth opposite that underwriter's name in the table below:

                                                                 NUMBER OF
UNDERWRITERS                                                       UNITS
----------------------------------------------------------------------------
UBS Securities LLC..........................................
Citigroup Global Markets Inc. ..............................
Goldman, Sachs & Co. .......................................
A.G. Edwards & Sons, Inc. ..................................
Wachovia Capital Markets, LLC...............................
McDonald Investments Inc. ..................................
                                                                ------------
          Total.............................................       5,000,000
                                                                ============

If the underwriters sell more units than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 750,000 units from us at the offering price set forth on the cover of this prospectus supplement less underwriting discounts and commissions. The underwriters are obligated to purchase all of the units (other than those covered by the over-allotment option) if they purchase any of the units. The following table shows the per unit and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                      PER UNIT    NO EXERCISE    FULL EXERCISE
----------------------------------------------------------------------------------------------
Underwriting discounts and commissions..............         $    $                         $
Proceeds, before expenses, to us....................

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $400,000. This estimate includes printing, accounting and legal fees.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectus supplements electronically.

Units sold by the underwriters to the public will initially be offered at the offering price set forth on the cover page of this prospectus supplement. Any units sold by the underwriters to securities dealers may be sold at a discount
of up to $     per unit from the offering price. Any of these securities dealers may resell any units purchased from the underwriters to other brokers or dealers
at a discount of up to $     per unit from the offering price. If all the units
are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

We, our general partner and some affiliates of our general partner have agreed that for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of UBS Securities LLC, sell, hedge or otherwise dispose of, directly or indirectly, any units or any securities convertible or exchangeable for units. UBS Securities LLC in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The units are listed on the New York Stock Exchange under the symbol "TPP."

--------------------------------------------------------------------------------

UNDERWRITING
--------------------------------------------------------------------------------

To facilitate this offering of units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the units. Specifically, the underwriters may over-allot in connection with this offering, thus creating a short position in the units for their own accounts. In addition, to cover over-allotments or to stabilize the price of the units, the underwriters may bid for, and purchase, the units in the open market. Finally, the underwriters may reclaim selling concessions allowed to a particular underwriter or dealer for distributing the units in this offering if the underwriter or dealer repurchases previously distributed units in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the units above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected in the over-the-counter market or otherwise. On the date of this
prospectus supplement, the underwriters purchased           units at an average
price of $     per unit.

We and our general partner have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

A.G. Edwards & Sons, Inc. acted as financial advisor to us by providing an opinion as to the fairness, from a financial point of view, to our unitholders, other than Texas Eastern Products Pipeline Company, LLC and Duke Energy, of the consideration paid by us for the purchase of the Val Verde gathering system from Burlington Resources Gathering Inc. pursuant to the terms of the Purchase and Sale agreement dated May 24, 2002. In addition, Goldman, Sachs & Co. and its affiliates beneficially owned 3,784,517 of our units as of December 31, 2002. Affiliates of Wachovia Capital Markets, LLC and McDonald Investments Inc. are lenders under our bank revolving credit facility and will receive a portion of the net proceeds of this offering as partial repayment of the amount outstanding under such facility.

Because the National Association of Securities Dealers, Inc. views the units offered by this prospectus supplement and the accompanying prospectus as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the National Association of Securities Dealers' Conduct Rules.

--------------------------------------------------------------------------------
S-14

--------------------------------------------------------------------------------

Legal matters

The validity of the units being offered and certain federal income tax matters relating to the units will be passed upon for us by Fulbright & Jaworski L.L.P., Houston, Texas. Vinson & Elkins L.L.P., Houston, Texas will pass on certain legal matters on behalf of the underwriters.

Experts

The consolidated financial statements of TEPPCO Partners as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 (included in TEPPCO Partners' Annual Report on Form 10-K for the year ended December 31, 2002) and the consolidated financial statements of TE Products Pipeline Company, Limited Partnership as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002 (included in TE Products Pipeline Company, Limited Partnership's Annual Report on Form 10-K, as amended, for the year ended December 31, 2002) have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2002 consolidated financial statements of TEPPCO Partners refers to a change in the method of accounting for derivative instruments and hedging activities as of January 1, 2001, and, effective January 1, 2002, adoption of the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

--------------------------------------------------------------------------------

PROSPECTUS

                             TEPPCO PARTNERS, L.P.

                           LIMITED PARTNERSHIP UNITS
                                DEBT SECURITIES

                             ---------------------

           GUARANTEES OF DEBT SECURITIES OF TEPPCO PARTNERS, L.P. BY:
               TE PRODUCTS PIPELINE COMPANY, LIMITED PARTNERSHIP
                                   TCTM, L.P.
                        TEPPCO MIDSTREAM COMPANIES, L.P.
                          JONAH GAS GATHERING COMPANY
                     VAL VERDE GAS GATHERING COMPANY, L.P.

                             ---------------------

     We, TEPPCO Partners, L.P., may from time to time offer and sell limited partnership units and debt securities that may be fully and unconditionally guaranteed by our subsidiaries, TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P., Jonah Gas Gathering Company and Val Verde Gas Gathering Company, L.P. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities.

     The New York Stock Exchange has listed our limited partnership units under the symbol "TPP."

     Our address is 2929 Allen Parkway, P.O. Box 2521, Houston, Texas 77252-2521, and our telephone number is (713) 759-3636.

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 1 OF THIS PROSPECTUS BEFORE YOU MAKE AN INVESTMENT IN OUR SECURITIES.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 25, 2002

                               TABLE OF CONTENTS

About this Prospectus.......................................    ii
About TEPPCO Partners.......................................    ii
The Subsidiary Guarantors...................................    ii
Risk Factors................................................     1
  Risks Relating to our Business............................     1
  Risks Relating to our Partnership Structure...............     5
  Tax Risks to Unitholders..................................     7
Where You Can Find More Information.........................    10
Forward-looking Statements and Associated Risks.............    11
TEPPCO Partners.............................................    12
Use of Proceeds.............................................    13
Ratio of Earnings to Fixed Charges..........................    13
Description of Debt Securities..............................    13
  General...................................................    13
  Covenants.................................................    15
  Events of Default, Remedies and Notice....................    16
  Amendments and Waivers....................................    18
  Defeasance................................................    19
  No Personal Liability of General Partner..................    20
  Subordination.............................................    20
  The Trustee...............................................    22
  Governing Law.............................................    22
Book Entry, Delivery and Form...............................    22
Cash Distributions..........................................    23
  General...................................................    23
  Quarterly Distributions of Available Cash.................    25
  Adjustment of the Target Distributions....................    25
  Distributions of Cash Upon Liquidation....................    26
  Defined Terms.............................................    27
Tax Considerations..........................................    29
  Partnership Status........................................    30
  Partner Status............................................    32
  Tax Consequences of Limited Partnership Unit Ownership....    32
  Treatment of Operations...................................    38
  Disposition of Limited Partnership Units..................    39
  Uniformity of Limited Partnership Units...................    41
  Tax-exempt Entities, Regulated Investment Companies and
     Foreign Investors......................................    41
  Administrative Matters....................................    42
  State, Local and Other Tax Considerations.................    45
Investment in Limited Partnership Units by Employee Benefit
  Plans.....................................................    45
Plan of Distribution........................................    47
Legal.......................................................    48
Experts.....................................................    48

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, ANY PROSPECTUS SUPPLEMENT AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE ELSE TO GIVE YOU DIFFERENT INFORMATION. WE ARE NOT OFFERING THESE SECURITIES IN ANY STATE WHERE THEY DO NOT PERMIT THE OFFER. WE WILL DISCLOSE ANY MATERIAL CHANGES IN OUR AFFAIRS IN AN AMENDMENT TO THIS PROSPECTUS, A PROSPECTUS SUPPLEMENT OR A FUTURE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may sell up to $774,397,350 in principal amount of the limited partnership units or debt securities, or a combination of both described in this prospectus in one or more offerings. This prospectus generally describes us and the limited partnership units and debt securities. Each time we sell limited partnership units or debt securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. The information in this prospectus is accurate as of October 11, 2002. You should carefully read both this prospectus and any prospectus supplement and the additional information described under the heading "Where You Can Find More Information."

                             ABOUT TEPPCO PARTNERS

     We are one of the largest publicly traded limited partnerships engaged in the transportation of refined products, liquefied petroleum gases and petrochemicals, the transportation and marketing of crude oil and natural gas liquids and the gathering of natural gas. Texas Eastern Products Pipeline Company, LLC (formerly Texas Eastern Products Pipeline Company and referred to in this prospectus as TEPPCO LLC) serves as our general partner and is an indirect wholly owned subsidiary of Duke Energy Field Services, LLC, which is owned 70% by Duke Energy Corporation and 30% by Phillips Petroleum Company. Please see the organization chart on page 12 for a more detailed description of our organizational structure.

     As used in this prospectus, "we," "us," "our" and "TEPPCO Partners" mean TEPPCO Partners, L.P. and, where the context requires, include our subsidiary operating partnerships.

                           THE SUBSIDIARY GUARANTORS

     TE Products Pipeline Company, Limited Partnership, TCTM, L.P., TEPPCO Midstream Companies, L.P., Jonah Gas Gathering Company and Val Verde Gas Gathering Company, L.P. are our only "significant subsidiaries" as defined by the rules and regulations of the SEC, as of the date of this prospectus. The general partner of TE Products, TCTM and TEPPCO Midstream is TEPPCO GP, Inc., which is wholly owned by us. TEPPCO GP owns a 0.001% general partner interest in each of TE Products, TCTM and TEPPCO Midstream. We own a 99.999% limited partner interest in each of TE Products, TCTM and TEPPCO Midstream. Jonah is a Wyoming general partnership. TEPPCO Midstream owns a 99.999% general partner interest in Jonah and TEPPCO GP owns a 0.001% general partner interest and serves as its managing general partner. TEPPCO NGL Pipelines, LLC owns a 0.001% general partner interest in Val Verde, and TEPPCO Midstream owns a 99.999% limited partner interest in Val Verde. We sometimes refer to TE Products, TCTM, TEPPCO Midstream, Jonah and Val Verde in this prospectus as the "Subsidiary Guarantors." The Subsidiary Guarantors may jointly and severally and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus, as set forth in a related prospectus supplement.

                                  RISK FACTORS

     Before you invest in our securities, you should be aware that there are risks associated with such an investment. You should consider carefully these risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document before purchasing our securities.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, we may be unable to make distributions to our unitholders or pay interest on, or the principal of, any debt securities, the trading price of our limited partnership units could decline or you may lose all of your investment.

RISKS RELATING TO OUR BUSINESS

POTENTIAL FUTURE ACQUISITIONS AND EXPANSIONS, IF ANY, MAY AFFECT OUR BUSINESS BY SUBSTANTIALLY INCREASING THE LEVEL OF OUR INDEBTEDNESS AND CONTINGENT LIABILITIES AND INCREASING OUR RISKS OF BEING UNABLE TO EFFECTIVELY INTEGRATE THESE NEW OPERATIONS.

     From time to time, we evaluate and acquire assets and businesses that we believe complement our existing assets and businesses. Acquisitions may require substantial capital or the incurrence of substantial indebtedness. If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

     Acquisitions and business expansions involve numerous risks, including difficulties in the assimilation of the assets and operations of the acquired businesses, inefficiencies and difficulties that arise because of unfamiliarity with new assets and the businesses associated with them and new geographic areas and the diversion of management's attention from other business concerns. Further, unexpected costs and challenges may arise whenever businesses with different operations or management are combined, and we may experience unanticipated delays in realizing the benefits of an acquisition. Following an acquisition, we may discover previously unknown liabilities associated with the acquired business for which we have no recourse under applicable indemnification provisions.

OUR AMENDED REVOLVING CREDIT FACILITY CONTAINS RESTRICTIVE FINANCIAL COVENANTS WHICH, IF BREACHED, COULD RESULT IN A DEFAULT UNDER OUR OTHER INDEBTEDNESS, INCLUDING OUR 7.625% SENIOR NOTES AND OUR GUARANTEE OF A PORTION OF THE INDEBTEDNESS OF CENTENNIAL PIPELINE, LLC.

     In connection with our acquisition of the Val Verde gathering system, we amended our revolving credit facility to increase the maximum permitted debt-to-EBITDA (earnings before interest expense, income tax expense and depreciation and amortization expense) ratio. For the 12-month period ending September 30, 2002, the maximum permitted ratio is 5.0-to-1 on a pro forma basis. At December 31, 2002, the maximum permitted debt-to-EBITDA ratio under our revolving credit facility returns to its pre-amendment level of 4.5-to-1.

     This ratio is determined for each fiscal quarter based on the preceding 12 months on a pro forma basis. Although we expect to satisfy this restrictive financial covenant by reducing debt through sales of additional limited partnership units or other possible alternatives or combinations thereof, we can not assure you that we will be successful in these efforts. If we fail to meet these restrictive financial covenants, we expect to seek a waiver of these restrictions. If we cannot obtain a waiver of these restrictions, we could be in default of our revolving credit facilities, which could result in the acceleration of the amount outstanding thereunder at the time. A default under our revolving credit facilities could result in a default under our 7.625% senior notes and our guarantee of a portion of the indebtedness of Centennial Pipeline, LLC.

EXPANDING OUR NATURAL GAS GATHERING BUSINESS BY CONSTRUCTING NEW PIPELINES AND COMPRESSION FACILITIES SUBJECTS US TO CONSTRUCTION RISKS AND RISKS THAT NATURAL GAS SUPPLIES WILL NOT BE AVAILABLE UPON COMPLETION OF THE NEW PIPELINES.

     We may expand the capacity of our existing natural gas gathering system through the construction of additional facilities. The construction of gathering facilities requires the expenditure of significant amounts of capital, which may exceed our estimates. Generally, we may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. As a result, there is the risk that new facilities may not be able to attract enough natural gas to achieve our expected investment return, which could adversely affect our financial position or results of operations.

OUR INTERSTATE TARIFF RATES ARE SUBJECT TO REVIEW AND POSSIBLE ADJUSTMENT BY FEDERAL REGULATORS, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The Federal Energy Regulatory Commission, or the FERC, pursuant to the Interstate Commerce Act, regulates the tariff rates for our interstate common carrier pipeline operations. To be lawful under that Act, interstate tariff rates must be just and reasonable and not unduly discriminatory. Shippers may protest, and the FERC may investigate, the lawfulness of new or changed tariff rates. The FERC can suspend those tariff rates for up to seven months. It can also require refunds of amounts collected under rates ultimately found unlawful. The FERC may also challenge tariff rates that have become final and effective. Because of the complexity of rate making, the lawfulness of any rate is never assured.

     The FERC uses prescribed rate methodologies for approving regulated tariff rates for transporting crude oil and refined products. These methodologies may limit our ability to set rates based on our actual costs or may delay the use of rates reflecting increased costs. Changes in the FERC's approved methodology for approving rates could adversely affect us. Adverse decisions by the FERC in approving our regulated rates could adversely affect our cash flow. Additional challenges to our tariff rates could be filed with the FERC.

     While the FERC does not directly regulate our natural gas gathering operations, federal regulation, directly or indirectly, influences the parties that gather natural gas on our Jonah gas gathering system. As an intrastate natural gas gathering system and not an interstate transmission pipeline, the Jonah system generally is exempt from FERC regulation under the Natural Gas Act of 1938. Nonetheless, FERC regulation still significantly affects our natural gas gathering business. In recent years, FERC has pursued pro-competition policies in its regulation of interstate natural gas pipelines. However, if the FERC does not continue this approach as it considers proposals by natural gas pipelines to allow negotiated rates that are not limited by rate ceilings, pipeline rate case proposals and revisions to rules and policies that may affect our shippers' rights of access to interstate natural gas transportation capacity, it could have an adverse effect on the rates we are able to charge in the future.

OUR PARTNERSHIP STATUS MAY BE A DISADVANTAGE TO US IN CALCULATING OUR COST OF SERVICE FOR RATE-MAKING PURPOSES.

     In a 1995 decision involving an unrelated oil pipeline limited partnership, the FERC partially disallowed the inclusion of income taxes in that partnership's cost of service. In another FERC proceeding involving a different oil pipeline limited partnership, the FERC held that the oil pipeline limited partnership may not claim an income tax allowance for income attributable to non-corporate limited partners, both individuals and other entities. Because corporations are taxpaying entities, income taxes are generally allowed to be included as a corporate cost-of-service. While we currently do not use the cost-of-service methodology to support our rates, these decisions might adversely affect us should we elect in the future to use the cost-of-service methodology or should we be required to use that methodology to defend our rates if challenged by our customers. This could put us at a competitive disadvantage.

COMPETITION COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our refined products and liquefied petroleum gases, or LPGs, transportation business competes with other pipelines in the areas where we deliver products. We also compete with trucks, barges and railroads in some of the areas we serve. Competitive pressures may adversely affect our tariff rates or volumes shipped. The crude oil gathering and marketing business is characterized by thin margins and intense competition for supplies of crude oil at the wellhead. A decline in domestic crude oil production has intensified competition among gatherers and marketers. Our crude oil transportation business competes with common carriers and proprietary pipelines owned and operated by major oil companies, large independent pipeline companies and other companies in the areas where our pipeline systems deliver crude oil and natural gas liquids.

     New supplies of natural gas are necessary to offset natural declines in production from wells connected to our gathering system and to increase throughput volume, and we encounter competition in obtaining contracts to gather natural gas supplies. Competition in natural gas gathering is based in large part on reputation, efficiency, reliability, gathering system capacity and price arrangements. Our key competitors in the gas gathering segment include independent gas gatherers and major integrated energy companies. Alternate gathering facilities are available to producers we serve, and those producers may also elect to construct proprietary gas gathering systems. If the production delivered to our gathering system declines, our revenues from such operations will decline.

OUR BUSINESS REQUIRES EXTENSIVE CREDIT RISK MANAGEMENT THAT MAY NOT BE ADEQUATE TO PROTECT AGAINST CUSTOMER NONPAYMENT.

     Risks of nonpayment and nonperformance by customers are a major consideration in our businesses. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk.

OUR CRUDE OIL MARKETING BUSINESS INVOLVES RISKS RELATING TO PRODUCT PRICES.

     Our crude oil operations subject us to pricing risks as we buy and sell crude oil for delivery on our crude oil pipelines or enter into future delivery obligations with respect to futures contracts on the New York Mercantile Exchange. These pricing and basis risks cannot be completely hedged or eliminated. These are the risks that price relationships between delivery points, classes of products or delivery periods will change from time to time.

REDUCED DEMAND COULD AFFECT SHIPMENTS ON THE PIPELINES.

     Our products pipeline business depends in large part on the demand for refined petroleum products in the markets served by our pipelines. Reductions in that demand adversely affect our pipeline business. Market demand varies based upon the different end uses of the refined products we ship. Demand for gasoline, which has in recent years accounted for approximately one-half of our refined products transportation revenues, depends upon price, prevailing economic conditions and demographic changes in the markets we serve. Weather conditions, government policy and crop prices affect the demand for refined products used in agricultural operations. Demand for jet fuel, which has in recent years accounted for almost one-quarter of our refined products revenues, depends on prevailing economic conditions and military usage. Propane deliveries are generally sensitive to the weather and meaningful year-to-year variances have occurred and will likely continue to occur.

OUR GATHERING SYSTEM PROFITS AND CASH FLOW DEPEND ON THE VOLUMES OF NATURAL GAS PRODUCED FROM THE FIELDS SERVED BY OUR GATHERING SYSTEMS AND ARE SUBJECT TO FACTORS BEYOND OUR CONTROL.

     Regional production levels drive the volume of natural gas gathered on our system. We cannot influence or control the operation or development of the gas fields we serve. Production levels may be affected by:

     - the absolute price of, volatility in the price of, and market demand for natural gas;

     - changes in laws and regulations, particularly with regard to taxes, denial of reduced well density spacing, safety and protection of the environment;

     - the depletion rates of existing wells;

     - adverse weather and other natural phenomena;

     - the availability of drilling and service rigs; and

     - industry changes, including the effect of consolidations or divestitures.

     Any declines in the volumes of natural gas delivered for gathering on our system will adversely affect our revenues and could, if sustained or pronounced, materially adversely affect our financial position or results of operation.

OUR OPERATIONS ARE SUBJECT TO GOVERNMENTAL LAWS AND REGULATIONS RELATING TO THE PROTECTION OF THE ENVIRONMENT WHICH MAY EXPOSE US TO SIGNIFICANT COSTS AND LIABILITIES.

     The risk of substantial environmental costs and liabilities is inherent in pipeline and terminaling operations and we may incur substantial environmental costs and liabilities. Our operations are subject to federal, state and local laws and regulations relating to protection of the environment. We currently own or lease, and have owned or leased, many properties that have been used for many years to terminal or store crude oil, petroleum products or other chemicals. Owners, tenants or users of these properties have disposed of or released hydrocarbons or solid wastes on or under them. Additionally, some sites we operate are located near current or former refining and terminaling operations. There is a risk that contamination has migrated from those sites to ours. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages and other similar developments could result in substantial costs and liabilities.

     Many of our operations and activities are subject to significant federal and state environmental laws and regulations. These include, for example, the Federal Clean Air Act and analogous state laws, which impose obligations related to air emissions and the Federal Water Pollution Control Act, commonly referred to as the Clean Water Act, and analogous state laws, which regulate discharge of wastewaters from our facilities to state and federal waters. In addition, our operations are also subject to the federal Comprehensive Environmental Response, Compensation, and Liability Act, also known as CERCLA or the Superfund law, the Resource Conservation and Recovery Act, also known as RCRA, and analogous state laws in connection with the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal. Various governmental authorities including the U.S. Environmental Protection Agency have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Liability may be incurred without regard to fault under CERCLA, RCRA, and analogous state laws for the remediation of contaminated areas. Private parties, including the owners of properties through which our pipeline systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of the products we gather or transport, air emissions related to our operations, historical industry operations, waste disposal practices and the prior use of flow meters containing mercury, some of which may be material. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary, some of which may be material. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage in the event an environmental claim is made against us. Our business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including processing, storage and transportation, as well as waste management and air emissions. Federal and state agencies also could impose additional safety requirements, any of which could affect our profitability.

TERRORIST ATTACKS AIMED AT OUR FACILITIES COULD ADVERSELY AFFECT OUR BUSINESS.

     On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scale. Since the September 11 attacks, the United States government has issued warnings that energy assets, specifically our nation's pipeline infrastructure, may be the future target of terrorist organizations. These developments have subjected our operations to increased risks. Any future terrorist attack on our facilities, those of our customers and, in some cases, those of other pipelines, could have a material adverse effect on our business.

OUR BUSINESS INVOLVES MANY HAZARDS AND OPERATIONAL RISKS, SOME OF WHICH MAY NOT BE COVERED BY INSURANCE.

     Our operations are subject to the many hazards inherent in the transportation of refined petroleum products, liquefied petroleum gases and petrochemicals, the transportation of crude oil and the gathering, compressing, treating and processing of natural gas and natural gas liquids and in the storage of residue gas, including ruptures, leaks and fires. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. We are not fully insured against all risks incident to our business. Most significantly, we are not insured against the loss of revenues caused by interruption of business in the event of a loss of, or damage to, our facilities. If a significant accident or event occurs that is not fully insured, it could adversely affect our financial position or results of operations.

WE COULD BE ADVERSELY AFFECTED IF THIRD PARTIES ARE SUCCESSFUL IN ASSERTING RIGHTS TO ACQUIRE THE JONAH GAS GATHERING SYSTEM FROM US.

     A producer on the Jonah gas gathering system has notified Alberta Energy Company, Ltd. that it has a right to acquire all or a portion of the assets comprising the Jonah gas gathering system. The producer asserts that it is entitled to match any offers to acquire the assets comprising all or a portion of the Jonah gas gathering system and that it is entitled to full details of the sale of the system to us. It is not clear whether this asserted right covers all or some portion of the Jonah system. On September 30, 2001, our subsidiaries paid subsidiaries of Alberta Energy approximately $360 million for the outstanding partnership interests in Jonah Gas Gathering Company, which owns and operates the Jonah gas gathering system. Through September 30, 2002, we have spent an additional $45 million for expansion of the Jonah system. If the producer is successful in asserting this alleged right, we could be adversely affected by the divestiture of the Jonah gas gathering system and resultant loss of expected incremental cash flow from our investment or as a result of making payments in excess of any indemnity payments from Alberta Energy to the producer in settlement of these claims.

RISKS RELATING TO OUR PARTNERSHIP STRUCTURE

WE ARE A HOLDING COMPANY AND DEPEND ENTIRELY ON OUR OPERATING SUBSIDIARIES' DISTRIBUTIONS TO SERVICE OUR DEBT OBLIGATIONS.

     We are a holding company with no material operations. If we cannot receive cash distributions from our operating subsidiaries, we will not be able to meet our debt service obligations. Our operating subsidiaries may from time to time incur additional indebtedness under agreements that contain restrictions which could further limit each operating subsidiary's ability to make distributions to us.

     The debt securities issued by us and the guarantees issued by our subsidiary guarantors will be structurally subordinated to the claims of the creditors of our operating subsidiaries who are not guarantors of the debt securities. Holders of the debt securities will not be creditors of our operating partnerships that have not guaranteed the debt securities. The claims to the assets of non-guarantor operating subsidiaries derive from our own partnership interests in those operating subsidiaries. Claims of our non-guarantor operating subsidiaries' creditors will generally have priority as to the assets of those operating subsidiaries over our own partnership interest claims and will therefore have priority over the holders of our debt, including the debt securities. Our non-guarantor operating subsidiaries' creditors may include:

     - general creditors,

     - trade creditors,

     - secured creditors,

     - taxing authorities, and

     - creditors holding guarantees.

     While our non-guarantor operating subsidiaries currently have no indebtedness for borrowed money, such subsidiaries are not restricted from incurring indebtedness and may do so in the future. Any debt securities offered pursuant to this prospectus and the applicable prospectus supplement will be structurally subordinated to any such indebtedness.

WE MAY ISSUE ADDITIONAL LIMITED PARTNERSHIP INTERESTS, DILUTING EXISTING INTERESTS OF UNITHOLDERS.

     Our partnership agreement allows us to issue additional limited partnership units and other equity securities without unitholder approval. These additional securities may be issued to raise cash or acquire additional assets or for other partnership purposes. There is no limit on the total number of limited partnership units and other equity securities we may issue. When we issue additional limited partnership units or other equity securities, the proportionate partnership interest of our existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of limited partnership units. Issuance of additional limited partnership units will also diminish the relative voting strength of the previously outstanding limited partnership units.

OUR GENERAL PARTNER AND ITS AFFILIATES MAY HAVE CONFLICTS WITH OUR PARTNERSHIP.

     The directors and officers of our general partner and its affiliates have duties to manage the general partner in a manner that is beneficial to its member. At the same time, the general partner has duties to manage us in a manner that is beneficial to us. Therefore, the general partner's duties to us may conflict with the duties of its officers and directors to its member.

     Such conflicts may include, among others, the following:

     - decisions of our general partner regarding the amount and timing of cash expenditures, borrowings and issuances of additional limited partnership units or other securities can affect the amount of incentive compensation payments we make to our general partner;

     - under our partnership agreement we reimburse the general partner for the costs of managing and operating us; and

     - under our partnership agreement, it is not a breach of our general partner's fiduciary duties for affiliates of our general partner to engage in activities that compete with us.

     We may acquire additional businesses or properties directly or indirectly for the issuance of additional limited partnership units. At our current level of cash distributions, our general partner receives as incentive distributions approximately 50% of any incremental increase in our distributions. As a result, acquisitions funded though the issuance of limited partnership units have in the past and may in the future benefit our general partner more than our unitholders.

UNITHOLDERS HAVE LIMITED VOTING RIGHTS AND CONTROL OF MANAGEMENT.

     Our general partner manages and controls our activities and the activities of our operating partnerships. Unitholders have no right to elect the general partner or the directors of the general partner on an annual or other ongoing basis. However, if the general partner resigns or is removed, its successor may be elected by holders of a majority of the limited partnership units. Unitholders may remove the general partner only by a vote of the holders of at least 66 2/3% of the limited partnership units and only after receiving state regulatory approvals required for the transfer of control of a public utility. As a result, unitholders will have limited influence on matters affecting our operations, and third parties may find it difficult to gain control of us or influence our actions.

OUR PARTNERSHIP AGREEMENT LIMITS THE LIABILITY OF OUR GENERAL PARTNER.

     Our general partner owes duties of loyalty and care to the unitholders. Provisions of our partnership agreement and the partnership agreements for each of the operating partnerships, however, contain language limiting the liability of the general partner to the unitholders for actions or omissions taken in good faith. In addition, the partnership agreements grant broad rights of indemnification to the general partner and its directors, officers, employees and affiliates for acts taken in good faith in a manner believed to be in or not opposed to our best interests.

TAX RISKS TO UNITHOLDERS

     You should read "Tax Considerations," beginning on page 29, for a more complete discussion of the following federal income tax risks related to owning and disposing of limited partnership units.

THE IRS COULD TREAT US AS A CORPORATION FOR TAX PURPOSES, WHICH WOULD SUBSTANTIALLY REDUCE THE CASH AVAILABLE FOR DISTRIBUTION TO YOU.

     The anticipated benefit of an investment in our limited partnership units depends largely on our being treated as a partnership for U.S. federal income tax purposes.

     If we were classified as a corporation for U.S. federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would pay state income taxes at varying rates. Distributions to you would generally be taxed again to you as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Treatment of us as a corporation would result in a material reduction in the after-tax return to the unitholders, likely causing a substantial reduction in the value of the limited partnership units. Current law may change so as to cause us to be taxed as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be decreased to reflect that impact on us.

A SUCCESSFUL IRS CONTEST OF THE FEDERAL INCOME TAX POSITIONS WE TAKE MAY ADVERSELY IMPACT THE MARKET FOR LIMITED PARTNERSHIP UNITS.

     We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel's conclusions or the positions we take. A court may not concur with our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for limited partnership units and the price at which they trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will be borne by us and directly or indirectly by the unitholders and the general partner.

YOU MAY BE REQUIRED TO PAY TAXES EVEN IF YOU DO NOT RECEIVE ANY CASH DISTRIBUTIONS.

     You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

TAX GAIN OR LOSS ON DISPOSITION OF LIMITED PARTNERSHIP UNITS COULD BE DIFFERENT THAN EXPECTED.

     If you sell your limited partnership units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those limited partnership units. Prior distributions in excess of the total net taxable income you were allocated for a limited partnership unit, which decreased your tax basis in that limited partnership unit, will, in effect, become taxable income to you if the limited partnership unit is sold at a price greater than your tax basis in that limited partnership unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of limited partnership units than would be the case under those positions, without the benefit of decreased income in prior years. Also, if you sell your limited partnership units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

IF YOU ARE A TAX-EXEMPT ENTITY, REGULATED INVESTMENT COMPANY OR MUTUAL FUND OR YOU ARE NOT AN INDIVIDUAL RESIDING IN THE UNITED STATES, YOU MAY HAVE ADVERSE TAX CONSEQUENCES FROM OWNING LIMITED PARTNERSHIP UNITS.

     Investment in limited partnership units by tax-exempt entities, regulated investment companies (or mutual funds) and foreign persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund. Distributions to foreign persons will be reduced by withholding taxes at the highest effective rate applicable to individuals and foreign persons will be required to file federal income tax returns and pay tax on their share of our taxable income.

WE HAVE REGISTERED AS A TAX SHELTER. THIS MAY INCREASE THE RISK OF AN IRS AUDIT OF US OR A UNITHOLDER.

     We have registered with the IRS as a "tax shelter." The IRS requires that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that the IRS may believe to be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

WE WILL TREAT EACH PURCHASER OF LIMITED PARTNERSHIP UNITS AFTER THE INITIAL SALE OF ANY LIMITED PARTNERSHIP UNITS PURSUANT TO THIS PROSPECTUS AS HAVING THE SAME TAX BENEFITS WITHOUT REGARD TO THE LIMITED PARTNERSHIP UNITS PURCHASED. THE IRS MAY CHALLENGE THIS TREATMENT, WHICH COULD ADVERSELY AFFECT THE VALUE OF OUR LIMITED PARTNERSHIP UNITS.

     Because we cannot match transferors and transferees of limited partnership units, we will adopt depreciation and amortization positions that do not conform with all aspects of final Treasury Regulations.

A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of limited partnership units and could have a negative impact on the value of the limited partnership units or result in audit adjustments to your tax returns. Please read "Tax Considerations -- Uniformity of Limited Partnership Units" for a further discussion of the effect of the depreciation and amortization positions we adopt.

YOU WILL LIKELY BE SUBJECT TO STATE AND LOCAL TAXES IN STATES WHERE YOU DO NOT LIVE AS A RESULT OF AN INVESTMENT IN OUR LIMITED PARTNERSHIP UNITS.

     In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property and in which you do not reside. You may be required to file state and local income tax returns and pay state and local income taxes in many or all of the jurisdictions in which we do business. Please read "Tax Considerations -- State, Local and Other Tax Considerations" for a discussion of the jurisdictions in which we do business or own property and the jurisdictions in which you will likely be required to file tax returns. Further, you may be subject to penalties for failure to comply with those requirements. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the limited partnership units.

                      WHERE YOU CAN FIND MORE INFORMATION

     TEPPCO Partners, L.P. and TE Products Pipeline Company, Limited Partnership file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The SEC allows TEPPCO Partners and TE Products to "incorporate by reference" the information they have filed with the SEC. This means that TEPPCO Partners and TE Products can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that TEPPCO Partners and TE Products file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 are incorporated by reference in this prospectus until the termination of this offering.

TEPPCO PARTNERS, L.P. (FILE NO. 1-10403)

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed March 14, 2002, as amended by the Annual Report on Form 10-K/A filed June 3, 2002.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 filed May 14, 2002.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002 filed August 14, 2002.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002 filed November 1, 2002.

     - Current Report on Form 8-K filed January 14, 2002 (other than any information furnished pursuant to Item 9 thereof).

     - Current Report on Form 8-K filed January 28, 2002 (other than any information furnished pursuant to Item 9 thereof).

     - Current Report on Form 8-K filed February 8, 2002 (other than any information furnished pursuant to Item 9 thereof).

     - Current Report on Form 8-K filed February 20, 2002.

     - Current Report on Form 8-K filed March 12, 2002.

     - Current Report on Form 8-K filed March 20, 2002.

     - Current Report on Form 8-K filed April 16, 2002.

     - Current Report on Form 8-K filed April 24, 2002.

     - Current Report on Form 8-K filed June 4, 2002.

     - Current Report on Form 8-K filed July 2, 2002, as amended by the Current Reports on Form 8-K/A filed August 12, 2002 and October 8, 2002.

     - Current Report on Form 8-K filed July 15, 2002.

     - Current Report on Form 8-K filed September 3, 2002.

     - Current Report on Form 8-K filed September 6, 2002.

     - Current Report on Form 8-K filed October 9, 2002.

     - Current Report on Form 8-K filed October 21, 2002.

     - The description of the limited partnership units contained in the Registration Statement on Form 8-A (Registration No. 001 10403), initially filed December 6, 1989, and any subsequent amendment thereto filed for the purpose of updating such description.

TE PRODUCTS PIPELINE COMPANY, LIMITED PARTNERSHIP (FILE NO. 1-13603)

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed March 26, 2002.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed May 14, 2002.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed August 14, 2002.

     - Current Report on Form 8-K filed February 20, 2002.

     - Current Report on Form 8-K filed April 16, 2002.

     - Current Report on Form 8-K filed October 9, 2002.

     You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

     Investor Relations Department
     TEPPCO Partners, L.P.
     TE Products Pipeline Company, Limited Partnership
     2929 Allen Parkway
     P.O. Box 2521
     Houston, Texas 77252-2521
     (713) 759-3636

                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This prospectus, any accompanying prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate" and "anticipate" and similar expressions identify forward-looking statements. Forward-looking statements include those that address activities, events or developments that we expect or anticipate will or may occur in the future. These include the following:

     - the amount and nature of future capital expenditures,

     - business strategy and measures to carry out strategy,

     - competitive strengths,

     - goals and plans,

     - expansion and growth of our business and operations,

     - references to intentions as to future matters and

     - other similar matters.

     A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors set forth under the caption "Risk Factors" and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We will not update these statements unless the securities laws require us to do so.

                                TEPPCO PARTNERS

     We are a publicly traded Delaware limited partnership engaged in the transportation of refined products, liquefied petroleum gases and petrochemicals, the transportation and marketing of crude oil and natural gas liquids and the gathering of natural gas. The following chart shows our organization and ownership structure as of the date of this prospectus before giving effect to this offering. Except in the following chart, the ownership percentages referred to in this prospectus reflect the approximate effective ownership interest in us and our subsidiary companies on a combined basis. Please read "The Subsidiary Guarantors" on page ii for a more detailed description of our ownership of the Subsidiary Guarantors.

                                    (GRAPH)

                                USE OF PROCEEDS

     Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities to pay all or a portion of indebtedness outstanding at the time and to acquire properties as suitable opportunities arise.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                  SIX MONTHS
                                                                                     ENDED
                                           TWELVE MONTHS ENDED DECEMBER 31,        JUNE 30,
                                         -------------------------------------   -------------
                                         1997    1998    1999    2000    2001    2001    2002
                                         -----   -----   -----   -----   -----   -----   -----
Ratio of Earnings to Fixed Charges.....  2.70x   2.72x   3.06x   2.10x   2.79x   3.29x   2.59x

     For purposes of calculating the ratio of earnings to fixed charges:

     - "fixed charges" represent interest expense (including amounts capitalized), amortization of debt costs and the portion of rental expense representing the interest factor; and

     - "earnings" represent the aggregate of income from continuing operations (before adjustment for minority interest, extraordinary loss and equity earnings), fixed charges and distributions from equity investment, less capitalized interest.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue our debt securities under an Indenture dated February 20, 2002, as supplemented, among us, as issuer, First Union National Bank, as trustee, and the Subsidiary Guarantors. The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We, the trustee and the Subsidiary Guarantors may enter into additional supplements to the Indenture from time to time. If we decide to issue subordinated debt securities, we will issue them under a separate Indenture containing subordination provisions.

     This description is a summary of the material provisions of the debt securities and the Indentures. We urge you to read the Indenture and the form of Subordinated Indenture filed as exhibits to the registration statement of which this prospectus is a part because those Indentures, and not this description, govern your rights as a holder of debt securities. References in this prospectus to an "Indenture" refer to the particular Indenture under which we issue a series of debt securities.

GENERAL

THE DEBT SECURITIES

     Any series of debt securities that we issue:

     - will be our general obligations;

     - will be general obligations of the Subsidiary Guarantors if they are guaranteed by the Subsidiary Guarantors; and

     - may be subordinated to our senior indebtedness and that of the Subsidiary Guarantors.

     The Indenture does not limit the total amount of debt securities that we may issue. We may issue debt securities under the Indenture from time to time in separate series, up to the aggregate amount authorized for each such series.

     We will prepare a prospectus supplement and either an indenture supplement or a resolution of our Board of Directors and accompanying officers' certificate relating to any series of debt securities that we offer, which will include specific terms relating to some or all of the following:

     - the form and title of the debt securities;

     - the total principal amount of the debt securities;

     - the date or dates on which the debt securities may be issued;

     - the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

     - any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable;

     - the dates on which the principal and premium, if any, of the debt securities will be payable;

     - the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

     - any optional redemption provisions;

     - any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

     - whether the debt securities are entitled to the benefits of any guarantees by the Subsidiary Guarantors;

     - whether the debt securities may be issued in amounts other than $1,000 each or multiples thereof;

     - any changes to or additional Events of Default or covenants;

     - the subordination, if any, of the debt securities and any changes to the subordination provisions of the Indenture; and

     - any other terms of the debt securities.

THIS DESCRIPTION OF DEBT SECURITIES WILL BE DEEMED MODIFIED, AMENDED OR SUPPLEMENTED BY ANY DESCRIPTION OF ANY SERIES OF DEBT SECURITIES SET FORTH IN A PROSPECTUS SUPPLEMENT RELATED TO THAT SERIES.

     The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations regarding the applicable series of debt securities, including those relating to:

     - debt securities with respect to which payments of principal, premium or interest are determined with reference to an index or formula, including changes in prices of particular securities, currencies or commodities;

     - debt securities with respect to which principal, premium or interest is payable in a foreign or composite currency;

     - debt securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates; and

     - variable rate debt securities that are exchangeable for fixed rate debt securities.

     At our option, we may make interest payments by check mailed to the registered holders of debt securities or, if so stated in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by the holder.

     Unless otherwise provided in the applicable prospectus supplement, fully registered securities may be transferred or exchanged at the office of the trustee at which its corporate trust business is principally administered in the United States, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

     Any funds we pay to a paying agent for the payment of amounts due on any debt securities that remain unclaimed for two years will be returned to us, and the holders of the debt securities must look only to us for payment after that time.

THE SUBSIDIARY GUARANTEES

     Our payment obligations under any series of debt securities may be jointly and severally, fully and unconditionally guaranteed by the Subsidiary Guarantors. If a series of debt securities are so guaranteed, the Subsidiary Guarantors will execute a notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by the Subsidiary Guarantors.

     The obligations of each Subsidiary Guarantor under its guarantee will be limited to the maximum amount that will not result in the obligations of the Subsidiary Guarantor under the guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to:

     - all other contingent and fixed liabilities of the Subsidiary Guarantor;
       and

     - any collections from or payments made by or on behalf of any other Subsidiary Guarantors in respect of the obligations of the Subsidiary Guarantor under its guarantee.

     The guarantee of any Subsidiary Guarantor may be released under certain circumstances. If no default has occurred and is continuing under the Indenture, and to the extent not otherwise prohibited by the Indenture, a Subsidiary Guarantor will be unconditionally released and discharged from the guarantee:

     - automatically upon any sale, exchange or transfer, to any person that is not our affiliate, of all of our direct or indirect limited partnership or other equity interests in the Subsidiary Guarantor;

     - automatically upon the merger of the Subsidiary Guarantor into us or any other Subsidiary Guarantor or the liquidation and dissolution of the Subsidiary Guarantor; or

     - following delivery of a written notice by us to the trustee, upon the release of all guarantees by the Subsidiary Guarantor of any debt of ours for borrowed money (or a guarantee of such debt), except for any series of debt securities.

     If a series of debt securities is guaranteed by the Subsidiary Guarantors and is designated as subordinate to our Senior Indebtedness, then the guarantees by the Subsidiary Guarantors will be subordinated to the Senior Indebtedness of the Subsidiary Guarantors to substantially the same extent as the series is subordinated to our Senior Indebtedness. See "-- Subordination."

COVENANTS

REPORTS

     The Indenture contains the following covenant for the benefit of the holders of all series of debt securities:

     So long as any debt securities are outstanding, we will:

     - for as long as we are required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we are required to file with the SEC, copies of the annual report and of the information, documents and other reports which we are required to file with the SEC pursuant to the Exchange Act;

     - if we are not required to file information with the SEC pursuant to the Exchange Act, file with the trustee, within 15 days after we would have been required to file with the SEC, financial statements and a Management's Discussion and Analysis of Financial Condition and Results of Operations, both comparable to what we would have been required to file with the SEC had we been subject to the reporting requirements of the Exchange Act; and

     - if we are required to furnish annual or quarterly reports to our unitholders pursuant to the Exchange Act, file with the trustee any annual report or other reports sent to our unitholders generally.

     A series of debt securities may contain additional financial and other covenants applicable to us and our subsidiaries. The applicable prospectus supplement will contain a description of any such covenants that are added to the Indenture specifically for the benefit of holders of a particular series.

EVENTS OF DEFAULT, REMEDIES AND NOTICE

EVENTS OF DEFAULT

     Each of the following events will be an "Event of Default" under the Indenture with respect to a series of debt securities:

     - default in any payment of interest on any debt securities of that series when due that continues for 30 days;

     - default in the payment of principal of or premium, if any, on any debt securities of that series when due at its stated maturity, upon redemption, upon required repurchase or otherwise;

     - default in the payment of any sinking fund payment on any debt securities of that series when due;

     - failure by us or, if the series of debt securities is guaranteed by the Subsidiary Guarantors, by a Subsidiary Guarantor, to comply for 60 days after notice with the other agreements contained in the Indenture, any supplement to the Indenture or any board resolution authorizing the issuance of that series;

     - certain events of bankruptcy, insolvency or reorganization of us or, if the series of debt securities is guaranteed by the Subsidiary Guarantors, of the Subsidiary Guarantors; or

     - if the series of debt securities is guaranteed by the Subsidiary
       Guarantors:

      - any of the guarantees by the Subsidiary Guarantors ceases to be in full force and effect, except as otherwise provided in the Indenture;

      - any of the guarantees by the Subsidiary Guarantors is declared null and void in a judicial proceeding; or

      - any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its guarantee.

EXERCISE OF REMEDIES

     If an Event of Default, other than an Event of Default described in the fifth bullet point above, occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the entire principal of, premium, if any, and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately.

     A default under the fourth bullet point above will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding debt securities of that series notify us and, if the series of debt securities is guaranteed by the Subsidiary Guarantors, the Subsidiary Guarantors, of the default and such default is not cured within 60 days after receipt of notice.

     If an Event of Default described in the fifth bullet point above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all outstanding debt securities of all series will become immediately due and payable without any declaration of acceleration or other act on the part of the trustee or any holders.

     The holders of a majority in principal amount of the outstanding debt securities of a series may:

     - waive all past defaults, except with respect to nonpayment of principal, premium or interest; and

     - rescind any declaration of acceleration by the trustee or the holders with respect to the debt securities of that series,

     but only if:

     - rescinding the declaration of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction; and

     - all existing Events of Default have been cured or waived, other than the nonpayment of principal, premium or interest on the debt securities of that series that have become due solely by the declaration of acceleration.

     If an Event of Default occurs and is continuing, the trustee will be under no obligation, except as otherwise provided in the Indenture, to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any costs, liability or expense. No holder may pursue any remedy with respect to the Indenture or the debt securities of any series, except to enforce the right to receive payment of principal, premium or interest when due, unless:

     - such holder has previously given the trustee notice that an Event of Default with respect to that series is continuing;

     - holders of at least 25% in principal amount of the outstanding debt securities of that series have requested that the trustee pursue the remedy;

     - such holders have offered the trustee reasonable indemnity or security against any cost, liability or expense;

     - the trustee has not complied with such request within 60 days after the receipt of the request and the offer of indemnity or security; and

     - the holders of a majority in principal amount of the outstanding debt securities of that series have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

     The holders of a majority in principal amount of the outstanding debt securities of a series have the right, subject to certain restrictions, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any right or power conferred on the trustee with respect to that series of debt securities. The trustee, however, may refuse to follow any direction that:

     - conflicts with law;

     - is inconsistent with any provision of the Indenture;

     - the trustee determines is unduly prejudicial to the rights of any other holder; or

     - would involve the trustee in personal liability.

NOTICE OF EVENT OF DEFAULT

     Within 30 days after the occurrence of an Event of Default, we are required to give written notice to the trustee and indicate the status of the default and what action we are taking or propose to take to cure the default. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a compliance certificate indicating that we have complied with all covenants contained in the Indenture or whether any default or Event of Default has occurred during the previous year.

     If an Event of Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder a notice of the Event of Default by the later of 90 days after the Event of Default occurs or

30 days after the trustee knows of the Event of Default. Except in the case of a default in the payment of principal, premium or interest with respect to any debt securities, the trustee may withhold such notice, but only if and so long as the board of directors, the executive committee or a committee of directors or responsible officers of the trustee in good faith determines that withholding such notice is in the interests of the holders.

AMENDMENTS AND WAIVERS

     We may amend the Indenture without the consent of any holder of debt securities to:

     - cure any ambiguity, omission, defect or inconsistency;

     - convey, transfer, assign, mortgage or pledge any property to or with the trustee;

     - provide for the assumption by a successor of our obligations under the Indenture;

     - add Subsidiary Guarantors with respect to the debt securities;

     - change or eliminate any restriction on the payment of principal of, or premium, if any, on, any debt securities;

     - secure the debt securities;

     - add covenants for the benefit of the holders or surrender any right or power conferred upon us or any Subsidiary Guarantor;

     - make any change that does not adversely affect the rights of any holder;

     - add or appoint a successor or separate trustee; or

     - comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the Indenture under the Trust Indenture Act.

     In addition, we may amend the Indenture if the holders of a majority in principal amount of all debt securities of each series that would be affected then outstanding under the Indenture consent to it. We may not, however, without the consent of each holder of outstanding debt securities of each series that would be affected, amend the Indenture to:

     - reduce the percentage in principal amount of debt securities of any series whose holders must consent to an amendment;

     - reduce the rate of or extend the time for payment of interest on any debt securities;

     - reduce the principal of or extend the stated maturity of any debt securities;

     - reduce the premium payable upon the redemption of any debt securities or change the time at which any debt securities may or shall be redeemed;

     - make any debt securities payable in other than U.S. dollars;

     - impair the right of any holder to receive payment of premium, principal or interest with respect to such holder's debt securities on or after the applicable due date;

     - impair the right of any holder to institute suit for the enforcement of any payment with respect to such holder's debt securities;

     - release any security that has been granted in respect of the debt securities;

     - make any change in the amendment provisions which require each holder's consent;

     - make any change in the waiver provisions; or

     - release a Subsidiary Guarantor or modify such Subsidiary Guarantor's guarantee in any manner adverse to the holders.

     The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to all holders a notice briefly describing the amendment. The failure to give, or any defect in, such notice, however, will not impair or affect the validity of the amendment.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series, on behalf of all such holders, and subject to certain rights of the trustee, may waive:

     - compliance by us or a Subsidiary Guarantor with certain restrictive provisions of the Indenture; and

     - any past default under the Indenture, subject to certain rights of the trustee under the Indenture;

except that such majority of holders may not waive a default:

     - in the payment of principal, premium or interest; or

     - in respect of a provision that under the Indenture cannot be amended without the consent of all holders of the series of debt securities that is affected.

DEFEASANCE

     At any time, we may terminate, with respect to debt securities of a particular series all our obligations under such series of debt securities and the Indenture, which we call a "legal defeasance." If we decide to make a legal defeasance, however, we may not terminate our obligations:

     - relating to the defeasance trust;

     - to register the transfer or exchange of the debt securities;

     - to replace mutilated, destroyed, lost or stolen debt securities; or

     - to maintain a registrar and paying agent in respect of the debt securities.

IF WE EXERCISE OUR LEGAL DEFEASANCE OPTION, ANY SUBSIDIARY GUARANTEE WILL TERMINATE WITH RESPECT TO THAT SERIES OF DEBT SECURITIES.

     At any time we may also effect a "covenant defeasance," which means we have elected to terminate our obligations under:

     - covenants applicable to a series of debt securities and described in the prospectus supplement applicable to such series, other than as described in such prospectus supplement;

     - the bankruptcy provisions with respect to the Subsidiary Guarantors, if any; and

     - the guarantee provision described under "Events of Default" above with respect to a series of debt securities.

     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default with respect to that series. If we exercise our covenant defeasance option, payment of the affected series of debt securities may not be accelerated because of an Event of Default specified in the fourth, fifth (with respect only to a Subsidiary Guarantor (if any)) or sixth bullet points under "-- Events of Default" above or an Event of Default that is added specifically for such series and described in a prospectus supplement.

     In order to exercise either defeasance option, we must:

     - irrevocably deposit in trust with the trustee money or certain U.S. government obligations for the payment of principal, premium, if any, and interest on the series of debt securities to redemption or maturity, as the case may be;

     - comply with certain other conditions, including that no default has occurred and is continuing after the deposit in trust; and

     - deliver to the trustee of an opinion of counsel to the effect that holders of the series of debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not; occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

NO PERSONAL LIABILITY OF GENERAL PARTNER

     Texas Eastern Products Pipeline Company, LLC, our general partner, and its directors, officers, employees, incorporators and stockholders, as such, will not be liable for:

     - any of our obligations or the obligations of the Subsidiary Guarantors under the debt securities, the Indentures or the guarantees; or

     - any claim based on, in respect of, or by reason of, such obligations or their creation.

     By accepting a debt security, each holder will be deemed to have waived and released all such liability. This waiver and release are part of the consideration for our issuance of the debt securities. This waiver may not be effective, however, to waive liabilities under the federal securities laws and it is the view of the Securities and Exchange Commission that such a waiver is against public policy.

SUBORDINATION

     Debt securities of a series may be subordinated to our "Senior Indebtedness," which we define generally to include all notes or other evidences of indebtedness for money, including guarantees, borrowed by us or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors, that are not expressly subordinate or junior in right of payment to any of our or any Subsidiary Guarantor's other indebtedness. Subordinated debt securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture and the prospectus supplement relating to such series, to the prior payment of all of our indebtedness and that of any Subsidiary Guarantor that is designated as "Senior Indebtedness" with respect to the series.

     The holders of Senior Indebtedness of ours or, if applicable, a Subsidiary Guarantor, will receive payment in full of the Senior Indebtedness before holders of subordinated debt securities will receive any payment of principal, premium or interest with respect to the subordinated debt securities:

     - upon any payment or distribution of our assets or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors' assets, to creditors;

     - upon a total or partial liquidation or dissolution of us or, if applicable to any series of outstanding debt securities, the Subsidiary Guarantors; or

     - in a bankruptcy, receivership or similar proceeding relating to us or, if applicable to any series of outstanding debt securities, to the Subsidiary Guarantors.

     Until the Senior Indebtedness is paid in full, any distribution to which holders of subordinated debt securities would otherwise be entitled will be made to the holders of Senior Indebtedness, except that such holders may receive limited partnership units and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the subordinated debt securities.

     If we do not pay any principal, premium or interest with respect to Senior Indebtedness within any applicable grace period (including at maturity), or any other default on Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms, we may not:

     - make any payments of principal, premium, if any, or interest with respect to subordinated debt securities;

     - make any deposit for the purpose of defeasance of the subordinated debt securities; or

     - repurchase, redeem or otherwise retire any subordinated debt securities, except that in the case of subordinated debt securities that provide for a mandatory sinking fund, we may deliver subordinated debt securities to the trustee in satisfaction of our sinking fund obligation, unless, in either case,

     - the default has been cured or waived and the declaration of acceleration has been rescinded;

     - the Senior Indebtedness has been paid in full in cash; or

     - we and the trustee receive written notice approving the payment from the representatives of each issue of "Designated Senior Indebtedness."

     Generally, "Designated Senior Indebtedness" will include:

     - indebtedness for borrowed money under a bank credit agreement, called "Bank Indebtedness";

     - any specified issue of Senior Indebtedness of at least $100 million; and

     - any other indebtedness for borrowed money that we may designate.

     During the continuance of any default, other than a default described in the immediately preceding paragraph, that may cause the maturity of any Senior Indebtedness to be accelerated immediately without further notice, other than any notice required to effect such acceleration, or the expiration of any applicable grace periods, we may not pay the subordinated debt securities for a period called the "Payment Blockage Period." A Payment Blockage Period will commence on the receipt by us and the trustee of written notice of the default, called a "Blockage Notice," from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period.

     The Payment Blockage Period may be terminated before its expiration:

     - by written notice from the person or persons who gave the Blockage
       Notice;

     - by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given; or

     - if the default giving rise to the Payment Blockage Period is no longer continuing.

UNLESS THE HOLDERS OF SENIOR INDEBTEDNESS SHALL HAVE ACCELERATED THE MATURITY OF THE SENIOR INDEBTEDNESS, WE MAY RESUME PAYMENTS ON THE SUBORDINATED DEBT SECURITIES AFTER THE EXPIRATION OF THE PAYMENT BLOCKAGE PERIOD.

     Generally, not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within the 360-day period is given by holders of Designated Senior Indebtedness, other than Bank Indebtedness, in which case the representative of the Bank Indebtedness may give another Blockage Notice within the period. The total number of days during which any one or more Payment Blockage Periods are in effect, however, may not exceed an aggregate of 179 days during any period of 360 consecutive days.

     After all Senior Indebtedness is paid in full and until the subordinated debt securities are paid in full, holders of the subordinated debt securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

     As a result of the subordination provisions described above, in the event of insolvency, the holders of Senior Indebtedness, as well as certain of our general creditors, may recover more, ratably, than the holders of the subordinated debt securities.

THE TRUSTEE

     We may appoint a separate trustee for any series of debt securities. We use the term "trustee" to refer to the trustee appointed with respect to any such series of debt securities. We may maintain banking and other commercial relationships with the trustee and its affiliates in the ordinary course of business, and the trustee may own debt securities.

GOVERNING LAW

     The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

                         BOOK ENTRY, DELIVERY AND FORM

     We may issue debt securities of a series in the form of one or more global certificates deposited with a depositary. We expect that The Depository Trust Company, New York, New York, or "DTC," will act as depositary. If we issue debt securities of a series in book-entry form, we will issue one or more global certificates that will be deposited with DTC and will not issue physical certificates to each holder. A global security may not be transferred unless it is exchanged in whole or in part for a certificated security, except that DTC, its nominees and their successors may transfer a global security as a whole to one another.

     DTC will keep a computerized record of its participants, such as a broker, whose clients have purchased the debt securities. The participants will then keep records of their clients who purchased the debt securities. Beneficial interests in global securities will be shown on, and transfers of beneficial interests in global securities will be made only through, records maintained by DTC and its participants.

     DTC advises us that it is:

     - a limited-purpose trust company organized under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the United States Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC IS OWNED BY A NUMBER OF ITS PARTICIPANTS AND BY THE NEW YORK STOCK EXCHANGE, INC., THE AMERICAN STOCK EXCHANGE, INC. AND THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. THE RULES THAT APPLY TO DTC AND ITS PARTICIPANTS ARE ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

     DTC holds securities that its participants deposit with DTC. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     We will wire principal, premium, if any, and interest payments due on the global securities to DTC's nominee. We, the trustee and any paying agent will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal, premium, if any, or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants, whose accounts are credited with debt securities on a record date, by using an omnibus proxy.

     Payments by participants to owners of beneficial interests in the global securities, as well as voting by participants, will be governed by the customary practices between the participants and the owners of beneficial interests, as is the case with debt securities held for the account of customers registered in "street name." Payments to holders of beneficial interests are the responsibility of the participants and not of DTC, the trustee or us.

     Beneficial interests in global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

     - DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we determine not to require all of the debt securities of a series to be represented by a global security and notify the trustee of our decision.

                               CASH DISTRIBUTIONS

GENERAL

     We hold all of our assets and conduct all of our operations through our subsidiaries. Our subsidiaries will generate all of our Cash from Operations. The distribution of that cash from our subsidiaries to us is expected to be our principal source of Available Cash, as described below, from which we will make distributions. Available Cash means generally, with respect to any calendar quarter, the sum of all of our cash receipts plus net reductions to cash reserves less the sum of all of our cash disbursements and net additions to cash reserves. Cash from Operations, which is determined on a cumulative basis, generally means all cash generated by our operations, after deducting related cash expenditures, reserves and other items specified in our partnership agreement. It also includes the $20 million cash balance we had on the date of our initial public offering in 1990. The full definitions of Available Cash and Cash from Operations are set forth in "-- Defined Terms."

     Our subsidiary partnerships must, under their partnership agreements, distribute 100% of their available cash. Available cash is defined in the subsidiary partnership agreements in substantially the same manner as it is in our partnership agreement. Our limited liability company subsidiaries have adopted a dividend policy under which all available cash is to be distributed. Accordingly, the following paragraphs describing distributions to unitholders and the general partner, and the percentage interests in our distributions, are stated on the basis of cash available for distribution by us and our subsidiaries on a combined basis.

     We will make distributions to unitholders and the general partner with respect to each calendar quarter in an amount equal to 100% of our Available Cash for the quarter, except in connection with our dissolution and liquidation. Distributions of our Available Cash will be made 98% to unitholders and 2% to the general partner, subject to the payment of incentive distributions to the general partner, if specified target levels of cash distributions to the unitholders are achieved. The general partner's incentive distributions are described below under "-- Quarterly Distributions of Available
Cash -- Distributions of Cash from Operations."

     The following table sets forth the amount of distributions of Available Cash constituting Cash from Operations effected with respect to our limited partnership units for the quarters in the periods shown.

                                                                               AMOUNT
RECORD DATE                                                  PAYMENT DATE     PER UNIT
-----------                                                ----------------   --------
January 29, 1999.........................................  February 5, 1999     0.450
April 30, 1999...........................................  May 7, 1999          0.450
July 30, 1999............................................  August 6, 1999       0.475
October 29, 1999.........................................  November 5, 1999     0.475
January 31, 2000.........................................  February 4, 2000     0.475
April 28, 2000...........................................  May 5, 2000          0.500
July 31, 2000............................................  August 4, 2000       0.500
October 31, 2000.........................................  November 3, 2000     0.525
January 31, 2001.........................................  February 2, 2001     0.525
April 30, 2001...........................................  May 4, 2001          0.525
July 31, 2001............................................  August 6, 2001       0.525
October 31, 2001.........................................  November 5, 2001     0.575
January 31, 2002.........................................  February 8, 2002     0.575
April 30, 2002...........................................  May 8, 2002          0.575
July 31, 2002............................................  August 8, 2002       0.600

     Cash distributions are characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. This distinction is important because it affects the amount of cash that is distributed to the unitholders relative to the general partner. See "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Operations" and "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Interim Capital Transactions" below. We will ordinarily generate Cash from Interim Capital Transactions from:

     - borrowings and sales of debt securities other than for working capital purposes;

     - sales of equity interests; and

     - sales or other dispositions of our assets.

     All Available Cash that we distribute on any date from any source will be treated as if it were a distribution of Cash from Operations until the sum of all Available Cash distributed as Cash from Operations to the unitholders and to the general partner equals the aggregate amount of all Cash from Operations that we generated since we commenced operations through the end of the prior calendar quarter.

     Any remaining Available Cash distributed on that date will be treated as if it were a distribution of Cash from Interim Capital Transactions, except as otherwise set forth below under the caption "-- Quarterly Distributions of Available Cash -- Distributions of Cash from Interim Capital Transactions."

     A more complete description of how we will distribute cash before we commence to dissolve or liquidate is set forth below under "-- Quarterly Distributions of Available Cash." Distributions of cash in connection with our dissolution and liquidation will be made as described below under "-- Distributions of Cash Upon Liquidation."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

DISTRIBUTIONS OF CASH FROM OPERATIONS

     Our distributions of Available Cash that constitutes Cash from Operations in respect of any calendar quarter will be made in the following priorities:

     - first, 98% to all unitholders pro rata and 2% to the general partner until all unitholders have received distributions of $0.275 per limited partnership unit for such calendar quarter (the "First Target Distribution");

     - second, 85% to all unitholders pro rata and 15% to the general partner until all unitholders have received distributions of $0.325 per limited partnership unit for such calendar quarter (the "Second Target Distribution");

     - third, 75% to all unitholders pro rata and 25% to the general partner until all unitholders have received distributions of $0.450 per limited partnership unit for such calendar quarter (the "Third Target Distribution" and, together with the First Target Distribution and Second Target Distribution, the "Target Distributions"); and

     - thereafter, 50% to all unitholders pro rata and 50% to the general partner.

     The following table illustrates the percentage allocation of distributions of Available Cash that constitute Cash from Operations among the unitholders and the general partner up to the various target distribution levels.

                                                               MARGINAL PERCENTAGE
                                                                   INTEREST IN
                                                                  DISTRIBUTIONS
                                                              ---------------------
                                                                            GENERAL
QUARTERLY AMOUNT:                                             UNITHOLDERS   PARTNER
-----------------                                             -----------   -------
up to $0.275................................................      98%          2%
$0.276 to $0.325............................................      85%         15%
$0.326 to $0.450............................................      75%         25%
Thereafter..................................................      50%         50%

     The Target Distributions are each subject to adjustment as described below under "-- Adjustment of the Target Distributions."

DISTRIBUTIONS OF CASH FROM INTERIM CAPITAL TRANSACTIONS

     Distributions of Available Cash that constitute Cash from Interim Capital Transactions will be distributed 99% to all unitholders pro rata and 1% to the general partner until a hypothetical holder of a limited partnership unit acquired in our initial public offering has received, with respect to that limited partnership unit, distributions of Available Cash constituting Cash from Interim Capital Transactions in an amount per limited partnership unit equal to $20.00. Thereafter, all Available Cash will be distributed as if it were Cash from Operations. We have not distributed any Available Cash that constitutes Cash from Interim Capital Transactions.

ADJUSTMENT OF THE TARGET DISTRIBUTIONS

     The Target Distributions will be proportionately adjusted in the event of any combination or subdivision of limited partnership units. In addition, if a distribution is made of Available Cash constituting Cash from Interim Capital Transactions, the Target Distributions will also be adjusted proportionately downward to equal the product resulting from multiplying each of them by a fraction, of which the numerator shall be the Unrecovered Capital immediately after giving effect to such distribution and the denominator shall be the Unrecovered Capital immediately before such distribution. For these purposes, "Unrecovered Capital" means, at any time, an amount equal to the excess of (1) $10.00 over

(2) the sum of all distributions theretofore made in respect of a hypothetical limited partnership unit offered in our initial public offering out of Available Cash constituting Cash from Interim Capital Transactions and all distributions in connection with our liquidation.

     The Target Distributions also may be adjusted if legislation is enacted that causes us to be taxable as a corporation or to be treated as an association taxable as a corporation for federal income tax purposes. In that event, the Target Distributions for each quarter thereafter would be reduced to an amount equal to the product of each of the Target Distributions multiplied by 1 minus the sum of:

     - the maximum marginal federal corporate income tax rate, plus

     - any increase that results from such legislation in the effective overall state and local income tax rate applicable to us for the taxable year in which such quarter occurs after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

     We will dissolve on December 31, 2084, unless we are dissolved at an earlier date pursuant to the terms of our partnership agreement. The proceeds of our liquidation shall be applied first in accordance with the provisions of our partnership agreement and applicable law to pay our creditors in the order of priority provided by law. Thereafter, any remaining proceeds will be distributed to unitholders and the general partner as set forth below. Upon our liquidation, unitholders are entitled to share with the general partner in the remainder of our assets. Their sharing will be in proportion to their capital account balances, after giving effect to the following allocations of any gain or loss realized from sales or other dispositions of assets following commencement of our liquidation. Gain or loss will include any unrealized gain or loss attributable to assets distributed in kind. Any such gain will be allocated as follows:

     - first, to each partner having a deficit balance in his capital account in the proportion that the deficit balance bears to the total deficit balances in the capital accounts of all partners until each partner has been allocated gain equal to that deficit balance;

     - second, 100% to the partners in accordance with their percentage interests until the capital account in respect of each limited partnership unit then outstanding is equal to the Unrecovered Capital attributable to that limited partnership unit;

     - third, 100% to the partners in accordance with their percentage interests until the per-unit capital account in respect of each limited partnership unit is equal to the sum of

      - the Unrecovered Capital attributable to that limited partnership unit, plus

      - any cumulative arrearages in the payment of the Minimum Quarterly Distribution in respect of that limited partnership unit for any quarter after December 31, 1994;

     - fourth, 85% to all unitholders pro rata and 15% to the general partner until the capital account of each outstanding limited partnership unit is equal to the sum of

      - the Unrecovered Capital with respect to that limited partnership unit, plus

      - any cumulative arrearages in the payment of the Minimum Quarterly Distribution in respect of that limited partnership unit for any quarter after December 31, 1994, plus

      - the excess of:

          (a) the First Target Distribution over the Minimum Quarterly Distribution for each quarter of our existence, less

          (b) the amount of any distributions of Cash from Operations in excess of the Minimum Quarterly Distribution which were distributed 85% to the unitholders pro rata and 15% to the general partner for each quarter of our existence ((a) less (b) being the "Target Amount");

     - fifth, 75% to all unitholders pro rata and 25% to the general partner, until the capital account of each outstanding limited partnership unit is equal to the sum of:

      - the Unrecovered Capital with respect to that limited partnership unit, plus

      - the Target Amount, plus

      - the excess of:

          (a) the Second Target Distribution over the First Target Distribution for each quarter of our existence, less

          (b) the amount of any distributions of Cash from Operations in excess of the First Target Distribution which were distributed 75% to the unitholders pro rata and 25% to the general partner for each quarter of our existence ((a) less (b) being the "Second Target Amount");

     - thereafter, any then-remaining gain would be allocated 50% to all unitholders pro rata and 50% to the general partner.

     For these purposes, "Unrecovered Capital" means, at any time with respect to any limited partnership units,

     - $10, less

     - the sum of:

      - any distributions of Available Cash constituting Cash from Interim Capital Transactions, and

      - any distributions of cash and the fair value of any assets distributed in kind in connection with our dissolution and liquidation theretofore made in respect of a limited partnership unit that was sold in the initial offering of the limited partnership units.

     Any loss realized from sales or other dispositions of assets following commencement of our dissolution and liquidation, including any unrealized gain or loss attributable to assets distributed in kind, will be allocated to the general partner and the unitholders: first, in proportion to the positive balances in the partners' capital accounts until all balances are reduced to zero; and second, to the general partner.

DEFINED TERMS

     "Available Cash" means, with respect to any calendar quarter, the sum of:

     - all our cash receipts during that quarter from all sources, including distributions of cash received from subsidiaries, plus

     - any reduction in reserves established in prior quarters,

     - less the sum of:

      - all our cash disbursements during that quarter, including, disbursements for taxes on us as an entity, debt service and capital expenditures,

      - any reserves established in that quarter in such amounts as the general partner shall determine to be necessary or appropriate in its reasonable discretion

          (a) to provide for the proper conduct of our business, including reserves for future rate refunds or capital expenditures, or

          (b) to provide funds for distributions with respect to any of the next four calendar quarters, and

      - any other reserves established in that quarter in such amounts as the general partner determines in its reasonable discretion to be necessary because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which we are a party or by which we are bound or our assets are subject.

     Taxes that we pay on behalf of, or amounts withheld with respect to, less than all of the unitholders shall not be considered cash disbursements by us that reduce "Available Cash" but will be deemed a distribution of Available Cash to those unitholders. Alternatively, in the discretion of our general partner, those taxes that pertain to all unitholders may be considered to be cash disbursements which reduce Available Cash and which will not be deemed to be a distribution of Available Cash to the unitholders. Notwithstanding the foregoing, "Available Cash" will not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established after commencement of our dissolution and liquidation.

     "Cash from Interim Capital Transactions" means all cash distributed other than Cash from Operations.

     "Cash from Operations" means, at any date but before the commencement of our dissolution and liquidation, on a cumulative basis:

     - $20 million, plus

     - all our cash receipts during the period since the commencement of our operations through that date, excluding any cash proceeds from any Interim Capital Transactions or Termination Capital Transactions, less the sum of:

          (a) all our cash operating expenditures during that period including, without limitation, taxes imposed on us,

          (b) all our cash debt service payments during that period other than:

        - payments or prepayments of principal and premium required by reason of loan agreements or by lenders in connection with sales or other dispositions of assets all cash distributed other than Cash from Operations, and

        - payments or prepayments of principal and premium made in connection with refinancings or refundings of indebtedness, provided that any payment or prepayment or principal, whether or not then due, shall be determined at the election and in the discretion of the general partner, to be refunded or refinanced by any indebtedness incurred or to be incurred by us simultaneously with or within 180 days before or after that payment or prepayment to the extent of the principal amount of such indebtedness so incurred,

          (c) all our cash capital expenditures during that period other than:

        - cash capital expenditures made to increase the throughput or deliverable capacity or terminaling capacity of our assets, taken as a whole, from the throughput or deliverable capacity or terminaling capacity existing immediately before those capital expenditures, and

        - cash expenditures made in payment of transaction expenses relating to Interim Capital Transactions,

          (d) an amount equal to the incremental revenues collected pursuant to a rate increase that are subject to possible refund,

          (e) any reserves outstanding as of that date that the general partner determines in its reasonable discretion to be necessary or appropriate to provide for the future cash payment of items of the type referred to in (a) through (c) above, and

          (f) any reserves that the general partner determines to be necessary or appropriate in its reasonable discretion to provide funds for distributions with respect to any one or more of the next four calendar quarters, all as determined on a consolidated basis and after elimination of intercompany items and the general partner's interest in our subsidiaries.

     "Interim Capital Transactions" means our:

     - borrowings and sales of debt securities other than for working capital purposes and other than for items purchased on open account in the ordinary course of business,

     - sales of partnership interests, and

     - sales or other voluntary or involuntary dispositions of any assets other than:

      - sales or other dispositions of inventory in the ordinary course of business,

      - sales or other dispositions of other current assets including receivables and accounts or

      - sales or other dispositions of assets as a part of normal retirements or replacements,

     in each case before the commencement of our dissolution and liquidation.

                               TAX CONSIDERATIONS

     This section was prepared by Fulbright & Jaworski L.L.P., our tax counsel, and addresses all material United States federal income tax consequences to prospective unitholders who are individual citizens or residents of the United States, and unless otherwise noted, this section is our tax counsel's opinion with respect to the matters set forth except for statements of fact and the representations and estimates of the results of future operations included in this discussion which are the expression of our general partner and as to which no opinion is expressed. Our tax counsel bases its opinions on its interpretation of the Internal Revenue Code of 1986, as amended (the "Code"), and existing and proposed Treasury Regulations issued thereunder, judicial decisions, administrative rulings, the facts set forth in this prospectus and factual representations made by our general partner. Our tax counsel's opinions are subject to both the accuracy of such facts and the continued applicability of such legislative, administrative and judicial authorities, all of which authorities are subject to changes and interpretations that may or may not be retroactively applied.

     It is impractical to comment on all aspects of federal, state, local and foreign laws that may affect the tax consequences of the transactions contemplated by the sale of limited partnership units made by this prospectus and of an investment in such limited partnership units. Moreover, this discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to taxpayers such as corporations, estates, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt entities, foreign persons, regulated investment companies and insurance companies. Accordingly, we encourage each prospective unitholder to consult, and rely on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him with respect to the ownership and disposition of limited partnership units.

     We have not requested a ruling from the Internal Revenue Service (the "IRS") with respect to our classification as a partnership for federal income tax purposes or any other matter affecting us. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the IRS may adopt positions that differ from our tax counsel's conclusions expressed herein. We may need to resort to administrative or court proceedings to sustain some or all of our tax counsel's conclusions, and some or all of these conclusions ultimately may not be sustained. Any contest of this sort with the IRS may materially and adversely impact the market for the limited partnership units and the prices at which limited partnership units trade. In addition the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and the general partner. Furthermore, neither we nor our tax counsel can assure you that the tax consequences of investing in limited partnership units will not be significantly modified by future legislation, administrative changes or court decisions, which may or may not be retroactively applied.

     For the reasons described below, our tax counsel has not rendered an opinion with respect to the following specific federal income tax issues:

     - the treatment of a unitholder whose limited partnership units are loaned to a short seller to cover a short sale of limited partnership units (please read "-- Tax Consequences of Limited Partnership Unit
       Ownership -- Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions");

     - whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read
       "-- Disposition of Limited Partnership Units -- Allocations Between Transferors and Transferees");

     - whether our method for depreciating Code Section 743 adjustments is sustainable (please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Section 754 Election"); and

     - whether assignees of limited partnership units who are entitled to execute and deliver transfer applications, but who fail to execute and deliver transfer applications, are our partners (please read "-- Partner Status").

PARTNERSHIP STATUS

     A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account in computing his federal income tax liability his allocable share of the partnership's items of income, gain, loss and deduction, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

     Our tax counsel is of the opinion that under present law, and subject to the conditions and qualifications set forth below, both we and each of our subsidiary partnerships are and will continue to be classified as a partnership for federal income tax purposes. Our tax counsel's opinion as to our classification as a partnership and that of each of our subsidiary partnerships is based principally on our tax counsel's interpretation of the factors set forth in Treasury Regulations under Sections 7701 and 7704 of the Code, its interpretation of Section 7704 of the Code and upon representations made by our general partner.

     The Treasury Regulations under Section 7701 pertaining to the classification of entities such as us as partnerships or associations taxable as corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the "check-the-box" regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for federal income tax purposes unless they elect to be treated as associations taxable as corporations. For taxable years beginning after January 1, 1997, domestic limited partnerships that were in existence prior to January 1, 1997 are deemed to have elected to continue their classification under the Treasury Regulations in force prior to January 1, 1997, unless they formally elect another classification. Neither we nor our subsidiary partnerships have filed an election to be treated as an association taxable as a corporation under the "check-the-box" regulations, and our tax counsel has rendered its opinion that we and our subsidiary partnerships were classified as partnerships on December 31, 1996 under the prior Treasury Regulations.

     Notwithstanding the "check-the-box" regulations under Section 7701 of the Code, Section 7704 of the Code provides that publicly traded partnerships shall, as a general rule, be taxed as corporations despite the fact that they are not classified as corporations under Section 7701 of the Code. Section 7704 of the Code provides an exception to this general rule for a publicly traded partnership if 90% or more of its gross income for every taxable year consists of "qualifying income" (the "Qualifying Income Exception"). For purposes of this exception, "qualifying income" includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation (including pipelines) or marketing of any mineral or natural resource. Other types of "qualifying income" include interest, dividends, real property rents, gains from the sale of real property, including real property held by one considered to be a "dealer" in such property, and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes "qualifying income". We have represented that 90% or more of our gross income, as determined for purposes of the Qualifying Income Exception, has been and will be derived from fees and charges for transporting natural gas, refined petroleum products, natural gas liquids, carbon dioxide and other hydrocarbons through our pipelines, dividends, and interest. We estimate that less than 10% of our income is not qualifying income; however, this estimate could change from time to time.

     In rendering its opinion as to periods before 1997 that we and our subsidiary partnerships were each classified as a partnership for federal income tax purposes, our tax counsel has relied on the following factual representations that the general partner made about us and our subsidiary partnerships:

     - As to us and each of our subsidiary partnerships, the general partner at all times while acting as general partner had a net worth of at least $5.0 million computed by excluding any net worth attributable to its interest in, and accounts and notes receivable from, or payable to, us or any limited partnership in which it is a general partner.

     - Each such partnership operated and will continue to operate in accordance with applicable state partnership statutes, the partnership agreements and the statements and representations made in this prospectus.

     - Except as otherwise required by Section 704(c) of the Code, the general partner of each partnership had at least a 1% interest in each material item of income, gain, loss, deduction and credit of its respective partnership.

     - For each taxable year, 90% or more of our gross income was from sources that, in our counsel's opinion, generated "qualified income" within the meaning of Section 7704 of the Code.

     - Our general partner and the general partner of each of our subsidiary partnerships acted independently of the limited partners of such partnerships.

     Our tax counsel has rendered its opinion as to taxable years beginning after 1996 relying on the accuracy of the second and fourth representations listed above together with the further representation by the general partner of each partnership that such partnership neither has nor will elect to be treated as an association taxable as a corporation pursuant to the "check-the-box" regulations.

     Our tax counsel's opinion as to the classification of us and our subsidiary partnerships as partnerships for federal income tax purposes is also based on the assumption that if the general partner of each partnership ceases to be the general partner, any successor general partner will make and satisfy such representations. In this regard, if the general partner were to withdraw as a general partner at a time when there is no successor general partner, or if the successor general partner could not satisfy the above representations, then the IRS might attempt to classify us or a subsidiary partnership as an association taxable as a corporation.

     If we fail to meet the Qualifying Income Exception to the general rule of
Section 7704 of the Code, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in such corporation, and then distributed such stock to the unitholders in liquidation of their limited partnership units. This contribution and liquidation should be tax-free to the unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be classified as an association taxable as a corporation for federal income tax purposes.

     If we were taxable as a corporation in any year, our items of income, gain, loss, deduction, and credit would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed at corporate rates. In addition, any distribution made to a unitholder would be treated as either:

     - dividend income to the extent of our current or accumulated earnings and profits;

     - in the absence of earnings and profits, as a nontaxable return of capital to the extent of the unitholder's tax basis in his limited partnership units; or

     - taxable capital gain, after the unitholder's tax basis in his limited partnership units is reduced to zero.

     Accordingly, our classification as an association taxable as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return, and thus, would likely result in a substantial reduction in the value of a unitholder's limited partnership units.

PARTNER STATUS

     Unitholders who have become our limited partners pursuant to the provisions of our partnership agreement will be treated as our partners for federal income tax purposes. Moreover, the IRS has ruled that assignees of limited partnership interests who have not been admitted to a partnership as limited partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein,
(1) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and (2) unitholders whose limited partnership units are held in street name or by another nominee will be treated as our partners for federal income tax purposes. As there is no direct authority addressing assignees of limited partnership units who are entitled to execute and deliver transfer applications, but who fail to execute and deliver transfer applications, the tax status of such unitholders is unclear and our tax counsel expresses no opinion with respect to the status of such assignees. Such unitholders should consult their own tax advisors with respect to their status as partners for federal income tax purposes. A purchaser or other transferee of limited partnership units who does not execute and deliver a transfer application may not receive federal income tax information or reports furnished to record holders of limited partnership units unless the limited partnership units are held in a nominee or street name account and the nominee or broker executes and delivers a transfer application with respect to such limited partnership units.

     A beneficial owner of limited partnership units whose limited partnership units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such limited partnership units for federal income tax purposes. These holders should consult with their own tax advisors with respect to their status as our partners for federal income tax purposes. Please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Treatment of Short Sales and Constructive Sales of Appreciated Financial Positions".

     Our items of income, gain, deduction, loss, and credit would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These unitholders should consult their own tax advisors with respect to their status as our partner.

TAX CONSEQUENCES OF LIMITED PARTNERSHIP UNIT OWNERSHIP

FLOW-THROUGH OF TAXABLE INCOME

     We will not pay any federal income tax. Our items of income, gain, loss, deduction and credit will consist of our allocable share of the income, gains, losses, deductions and credits of our subsidiary partnerships and dividends from our corporate subsidiaries. Each unitholder will be required to take into account his allocable share of our items of income, gain, loss, deduction, and credit for our taxable year ending within his taxable year without regard to whether we make any cash distributions to him.

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Consequently, a unitholder may be allocated income from us although he has not received a cash distribution from us.

TREATMENT OF DISTRIBUTIONS

     Our distributions generally will not be taxable to a unitholder for federal income tax purposes to the extent of his tax basis in his limited partnership units immediately before the distribution. Cash distributions in excess of such tax basis generally will be considered to be gain from the sale or exchange of the limited partnership units, taxable in accordance with the rules described under "-- Disposition of Limited Partnership Units". Any reduction in a unitholder's share of our nonrecourse liabilities included in his tax basis in his limited partnership units will be treated as a distribution of cash to such unitholder. Please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Tax Basis of Limited Partnership Units". If a unitholder's percentage interest decreases because we offer additional limited partnership units, then such unitholder's share of nonrecourse liabilities will decrease, and this will result in a corresponding deemed distribution of cash. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Limitations on Deductibility of Losses".

     A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his limited partnership units, if such distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or "inventory items" (as both are defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the unitholder will be treated as having received his proportionate share of the Section 751 Assets and having exchanged such assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over
(2) the unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

TAX BASIS OF LIMITED PARTNERSHIP UNITS

     A unitholder's tax basis in his limited partnership units initially will be equal to the amount paid for the limited partnership units plus his share of our liabilities that are without recourse to any partner ("nonrecourse liabilities"), if any. A unitholder's share of our nonrecourse liabilities will generally be based on his share of our profits. Please read "-- Disposition of Limited Partnership Units -- Gain or Loss in General". A unitholder's basis will be increased by the unitholder's share of our income and by any increase in the unitholder's share of our nonrecourse liabilities. A unitholder's basis in his limited partnership units will be decreased, but not below zero, by his share of our distributions, his share of decreases in our nonrecourse liabilities, his share of our losses and his share of our nondeductible expenditures that are not required to be capitalized.

LIMITATIONS ON DEDUCTIBILITY OF LOSSES

     A unitholder may not deduct from taxable income his share of our losses, if any, to the extent that such losses exceed the lesser of (1) the adjusted tax basis of his limited partnership units at the end of our taxable year in which the loss occurs and (2) in the case of an individual unitholder, a shareholder of a corporate unitholder that is an "S" corporation and a corporate unitholder if 50% or more of the value of the corporation's stock is owned directly or indirectly by five or fewer individuals, the amount for which the unitholder is considered "at risk" at the end of that year. In general, a unitholder will initially be "at risk" to the extent of the purchase price of his limited partnership units. A unitholder's "at risk" amount increases or decreases as his tax basis in his limited partnership units increases or decreases, except that our nonrecourse liabilities, or increases or decreases in such liabilities, are not included in a unitholder's "at risk" amount. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his "at risk" amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations can be carried forward and will be allowable to the unitholder to the extent that his tax basis or "at risk" amount, whichever was the limiting factor, is increased in a subsequent year. Upon a taxable disposition of a limited partnership unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the "at risk" limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the "at risk" or basis limitation is no longer utilizable.

     In addition to the foregoing limitations, the passive loss limitations generally provide that individuals, estates, trusts and closely held corporations and personal service corporations can deduct losses from passive activities, which are generally activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses that we generate will only be available to offset future income that we generate and will not be available to offset income from other passive activities or investments, including other publicly traded partnerships, or salary or active business income. The passive activity loss rules are applied after other applicable limitations on deductions, such as the "at risk" and basis limitation rules discussed above. Suspended passive losses that are not used to offset a unitholder's allocable share of our income may be deducted in full when the unitholder disposes of his entire investment in us to an unrelated party in a fully taxable transaction.

LIMITATIONS ON INTEREST DEDUCTIONS

     The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income". The IRS has announced that Treasury Regulations will be issued that characterize "net passive income" from a publicly traded partnership as "investment income" for purposes of the limitations on the deductibility of "investment interest expense," and until such Treasury Regulations are issued, "net passive income" from publicly traded partnerships shall be treated as "investment income". In addition, a unitholder's share of our portfolio income will be treated as "investment income". "Investment interest expense" includes:

     - interest on indebtedness properly allocable to property held for investment;

     - a partnership's interest expense attributed to portfolio income; and

     - the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

     The computation of a unitholder's "investment interest expense" will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a limited partnership unit. "Net investment income" includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expense, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF INCOME, GAIN, LOSS AND DEDUCTION

     In general, if we have a net profit, items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their respective percentage interests in us. If we have a net loss, items of income, gain, loss and deduction will generally be allocated (1) first, to the general partner and the unitholders in accordance with their respective percentage interests in us to the extent of their positive capital accounts, and (2) second, to the general partner.

     Notwithstanding the above, as required by Section 704(c) of the Code, specified items of income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by the general partner and its affiliates ("Contributed Property") and our property that has been revalued and reflected in the partners' capital accounts upon the issuance of limited partnership units prior to this offering ("Adjusted Property"). In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise
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

to the treatment of such gain as recapture income. Although we expect that these allocations of recapture income will be respected under Treasury Regulations, if they are not respected, the amount of the income or gain allocated to a unitholder will not change, but instead a change in the character of the income allocated to a unitholder would result. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

     An allocation of our items of income, gain, loss and deduction, other than an allocation required by the Code to eliminate the difference between a unitholder's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "Book-Tax Disparity," will generally be given effect for federal income tax purposes in determining a unitholder's distributive share of an item of income, gain, loss or deduction only if the allocation has "substantial economic effect" under the Treasury Regulations. In any other case, a unitholder's distributive share of an item will be determined on the basis of the unitholder's interest in us, which will be determined by taking into account all the facts and circumstances, including the unitholder's relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and rights of all the unitholders to distributions of capital upon liquidation.

     Under the Code, partners in a partnership cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). This "ceiling limitation" is not expected to have significant application to allocations with respect to Contributed Property, and thus, is not expected to prevent our unitholders from receiving allocations of depreciation, gain or loss from such properties equal to that which they would have received had such properties actually had a basis equal to fair market value at the outset. However, to the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that certain items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitation. Such allocations will not have substantial economic effect because they will not be reflected in the capital accounts of our unitholders.

     The legislative history of Section 704(c) of the Code states that Congress anticipated that Treasury Regulations would permit partners to agree to a more rapid elimination of Book-Tax Disparities than required provided there is no tax avoidance potential. Further, under Final Treasury Regulations under Section 704(c) of the Code, allocations similar to our curative allocations would be allowed. However, since the Final Treasury Regulations are not applicable to us, our tax counsel is unable to opine on the validity of our curative allocations.

SECTION 754 ELECTION

     We and our subsidiary partnerships have each made the election permitted by
Section 754 of the Code, which is irrevocable without the consent of the IRS. Such election will generally permit us to adjust a limited partnership unit purchaser's tax basis in our properties ("inside basis") pursuant to Section 743(b) of the Code. The Section 754 election only applies to a person who purchases limited partnership units from a unitholder, and the Section 743(b) adjustment belongs solely to such purchaser. Thus, for purposes of determining income, gains, losses and deductions, the purchaser will have a special basis for those of our properties that are adjusted under Section 743(b) of the Code.

     Generally, the amount of the Section 743(b) adjustment is the difference between a partner's tax basis in his partnership interest and the partner's proportionate share of the common basis of the partnership's properties attributable to such partnership interest. Therefore, the calculations and adjustments in connection with determining the amount of the Section 743(b) adjustment depend on, among other things, the date on which a transfer occurs and the price at which the transfer occurs. To help reduce the complexity of those calculations and the resulting administrative cost to us, we will apply the following method to determine the Section 743(b) adjustment for transfers of limited partnership units

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

made after this offering: the price paid by a transferee for his limited partnership units will be deemed to be the lowest quoted trading price for the limited partnership units during the calendar month in which the transfer was deemed to occur, without regard to the actual price paid. The application of such convention yields a less favorable tax result, as compared to adjustments based on actual price, to a transferee who paid more than the "convention price" for his limited partnership units.

     It is possible that the IRS could successfully assert that our method for determining the Section 743(b) adjustment amount does not meet the requirements of the Code or the applicable Treasury Regulations and require us to use a different method. Should the IRS require us to use a different method and should, in our opinion, the expense of compliance exceed the benefit of the
Section 754 election, we may seek permission from the IRS to revoke our Section 754 election. Such a revocation may increase the ratio of a unitholder's allocable share of taxable income to cash distributions and, therefore, could adversely affect the value of a unitholder's limited partnership units.

     The allocation of the Section 743(b) adjustment among our assets is complex and will be made on the basis of assumptions as to the value of our assets and other matters. We cannot assure you that the allocations we make will not be successfully challenged by the IRS and that the deductions resulting from such allocations will not be reduced or disallowed altogether. For example, the IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to intangible assets instead, such as goodwill, which, as an intangible asset, is generally amortizable over a longer period of time and under a less accelerated method than our tangible assets. Should the IRS require a different allocation of the Section 743(b) adjustment be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of limited partnership units may be allocated more income than he would have been allocated had the election not been revoked, and therefore, such revocation could adversely affect the value of a unitholder's limited partnership units.

     Treasury Regulations under Sections 743 and 197 of the Code generally require, unless the remedial allocation method is adopted, that the Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-purchased recovery property placed in service when the limited partnership unit transfer occurs. The remedial allocation method can be adopted only with respect to property contributed to a partnership on or after December 21, 1993, and a significant part of our assets were acquired by contribution to us before that date. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost-recovery deductions under Section 168 generally is required to be depreciated using either the straight-line method or the 150 percent declining-balance method. We utilize the 150 percent declining-balance method on such property. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. This difference could adversely affect the continued uniformity of the intrinsic tax characteristics of our limited partnership units. To avoid such a lack of uniformity, we have adopted an accounting convention under
Section 743(b) to preserve the uniformity of limited partnership units despite its inconsistency with these Treasury Regulations. Please read "-- Uniformity of Limited Partnership Units".

     Although our tax counsel is unable to opine as to the validity of such an approach because there is no clear authority on this issue, we depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property, despite its inconsistency with the Treasury Regulations described above. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring limited partnership units in the same month would receive depreciation or amortization, whether attributable to common basis or a
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

Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "-- Uniformity of Limited Partnership Units".

     A Section 754 election is advantageous if the transferee's tax basis in his limited partnership units is higher than the limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his limited partnership units is lower than those limited partnership units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the limited partnership units may be affected either favorably or unfavorably by the election.

TREATMENT OF SHORT SALES AND CONSTRUCTIVE SALES OF APPRECIATED FINANCIAL
POSITIONS

     Taxpayers are required to recognize gain but not loss on constructive sales of appreciated financial positions, which would include a constructive sale of limited partnership units. Constructive sales include short sales of the same or substantially identical property, entering into a notional principal contract on the same or substantially identical property, and entering into a futures or forward contract to deliver the same or substantially identical property. Thus, gain would be triggered if a unitholder entered into a contract to sell his or her limited partnership units for a fixed price on a future date. If a constructive sale occurs, the taxpayer must recognize gain as if the appreciated financial position were sold, assigned or otherwise terminated at its fair market value on the date of the constructive sale. Adjustments for the gain recognized on the constructive sale are made in the amount of any gain or loss later realized by the taxpayer with respect to the position.

     It would appear that a unitholder whose limited partnership units are loaned to a "short seller" to cover a short sale of limited partnership units would be considered as having transferred beneficial ownership of such limited partnership units and would no longer be a partner with respect to such limited partnership units during the period of such loan. As a result, during such period, any of our items of income, gain, loss and deductions with respect to such limited partnership units would appear not to be reportable by such unitholder, any cash distributions the unitholder receives with respect to such limited partnership units would be fully taxable and all of such distributions would appear to be treated as ordinary income. The IRS also may contend that a loan of limited partnership units to a "short seller" constitutes a taxable exchange, and if such a contention were successfully made, the lending unitholder may be required to recognize gain or loss.

     Our tax counsel has not rendered an opinion regarding the treatment of a unitholder whose limited partnership units are loaned to a short seller to cover a short sale of limited partnership units. Unitholders desiring to assure their status as partners should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their limited partnership units. The IRS announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read "-- Disposition of Limited Partnership Units -- Gain or Loss in General".

ALTERNATIVE MINIMUM TAX

     Each unitholder will be required to take into account his share of any items of our income, gain, loss and deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose. A unitholder's alternative minimum taxable income derived from us may be higher than his share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. Each prospective unitholder should consult with his tax advisors as to the impact of an investment in limited partnership units on his liability for the alternative minimum tax.

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

TREATMENT OF OPERATIONS

ACCOUNTING METHOD AND TAXABLE YEAR

     We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his limited partnership units following the close of our taxable year but before the close of his taxable year must include his share of our items of income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our items of income, gain, loss and deduction. Please read "-- Disposition of Limited Partnership
Units -- Allocations Between Transferors and Transferees".

INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

     The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and its affiliates and unitholders acquiring limited partnership units prior to this offering. Please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Allocation of Income, Gain, Loss and Deduction".

     To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. We are not entitled to any amortization deductions with respect to any goodwill conveyed to us on formation. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Code.

     If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his limited partnership units. Please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Allocation of Income, Gain, Loss and Deduction" and "-- Disposition of Limited Partnership Units -- Gain or Loss in General".

     The costs incurred in selling our limited partnership units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as a syndication expenses.

ESTIMATES OF RELATIVE FAIR MARKET VALUES AND BASIS OF PROPERTIES

     The federal income tax consequences of the acquisition, ownership and disposition of limited partnership units will depend in part on estimates by us as to the relative fair market values and determinations of the initial tax bases of our assets. Although we may consult from time to time with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis may be subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis were found to be incorrect, the character and amount of items of income, gain, loss and deduction previously reported by unitholders might change, and unitholders might be required to amend their previously filed tax returns for prior years and incur interest and penalties with respect to those adjustments. Please read
"-- Treatment of Operations -- Initial Tax Basis, Depreciation and
Amortization".

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

DISPOSITION OF LIMITED PARTNERSHIP UNITS

GAIN OR LOSS IN GENERAL

     If a limited partnership unit is sold or otherwise disposed of, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount realized and the unitholder's tax basis for such limited partnership unit. A unitholder's "amount realized" will be measured by the sum of the cash or the fair market value of other property received plus the portion of our nonrecourse liabilities allocated to the limited partnership units sold. To the extent that the amount realized exceeds the unitholder's basis for the limited partnership units disposed of, the unitholder will recognize gain. Because the amount realized includes the portion of our nonrecourse liabilities allocated to the limited partnership units sold, the tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such limited partnership units. Please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Tax Basis of Limited Partnership Units".

     Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in limited partnership units, on the sale or exchange of a limited partnership unit held for more than one year will generally be taxable as capital gain or loss. A portion of this gain or loss, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a limited partnership unit and may be recognized even if there is a net taxable loss realized on the sale of a limited partnership unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of limited partnership units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

     The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Although the ruling is unclear as to how the holding period of these interests is determined once they are combined, the Treasury Regulations allow a selling unitholder who can identify limited partnership units transferred with an ascertainable holding period to elect to use the actual holding period of the limited partnership units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis limited partnership units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific limited partnership units sold for purposes of determining the holding period of limited partnership units transferred. A unitholder electing to use the actual holding period of limited partnership units transferred must consistently use that identification method for all subsequent sales or exchanges of limited partnership units. A unitholder considering the purchase of additional limited partnership units or a sale of limited partnership units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

     Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

     - a short sale;

     - an offsetting notional principal contract; or

     - a futures or forward contract with respect to the partnership interest or substantially identical property.

     Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue Treasury Regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

     In general, our taxable income and losses are determined annually and are prorated on a monthly basis and subsequently apportioned among the unitholders in proportion to the number of limited partnership units owned by them as of the opening of the NYSE on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business is allocated among the unitholders of record as of the opening of the NYSE on the first business day of the month in which such gain or loss is recognized. As a result of this monthly allocation, a unitholder transferring limited partnership units in the open market may be allocated items of income, gain, loss and deduction realized after the date of transfer.

     The use of the monthly conventions discussed above may not be permitted by existing Treasury Regulations and, accordingly, our tax counsel is unable to opine on the validity of the method of allocating income and deductions between the transferors and transferees of limited partnership units. If the IRS treats transfers of limited partnership units as occurring throughout each month and a monthly convention is not allowed by the Treasury Regulations, the IRS may contend that our taxable income or losses must be reallocated among the unitholders. If any such contention were sustained, the tax liabilities of some unitholders would be adjusted to the possible detriment of other unitholders. Our general partner is authorized to revise our method of allocation (1) between transferors and transferees and (2) as among unitholders whose interests otherwise vary during a taxable period, to comply with any future Treasury Regulations.

     A unitholder who owns limited partnership units at any time during a quarter and who disposes of such limited partnership units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter but will not be entitled to receive that cash distribution.

NOTIFICATION REQUIREMENTS

     A unitholder who sells or exchanges limited partnership units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a limited partnership unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that describe the amount of the consideration received for the limited partnership unit that is allocated to our goodwill or going concern value. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

CONSTRUCTIVE TERMINATION

     We will be considered to have been terminated for federal income tax purposes if there is a sale or exchange of 50% or more of our limited partnership units within a twelve-month period, and our constructive termination would cause a termination of each of our subsidiary partnerships. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve-months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to

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determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

UNIFORMITY OF LIMITED PARTNERSHIP UNITS

     Because we cannot match transferors and transferees of limited partnership units, we must maintain uniformity of the economic and tax characteristics of the limited partnership units to a purchaser of these limited partnership units. Without uniformity in the intrinsic tax characteristics of limited partnership units sold pursuant to this offering and limited partnership units we issue before or after this offering, our compliance with several federal income tax requirements, both statutory and regulatory, could be substantially diminished, and non-uniformity of our limited partnership units could have a negative impact on the ability of a unitholder to dispose of his limited partnership units. A lack of uniformity can result from a literal application of Treasury Regulation section 1.167(c)-1(a)(6) and Treasury Regulations under Sections 197 and 743 of the Code and from the application of the "ceiling limitation" on our ability to make allocations to eliminate Book-Tax Disparities attributable to Contributed Property and Adjusted Property.

     We depreciate and amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property and Adjusted Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of such property or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with the Treasury Regulations. Please read "-- Tax Consequences of Limited Partnership Unit Ownership -- Section 754 Election".

     If we determine that our adopted depreciation and amortization conventions cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring limited partnership units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this latter position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic economic and tax characteristics of any limited partnership units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of limited partnership units might be affected, and the gain from the sale of limited partnership units might be increased without the benefit of additional deductions. Please read "-- Disposition of Limited Partnership Units -- Gain or Loss in General".

TAX-EXEMPT ENTITIES, REGULATED INVESTMENT COMPANIES AND FOREIGN INVESTORS

     Ownership of limited partnership units by employee benefit plans, other tax exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies may raise issues unique to such persons and, as described below, may have substantial adverse tax consequences.

     Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income such an organization derives from the ownership of a limited partnership unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

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

     Regulated investment companies are required to derive 90% or more of their gross income from interest, dividends, gains from the sale of stocks, securities or foreign currency or other qualifying income. We do not anticipate that any significant amount of our gross income will be qualifying income for regulated investment companies purposes.

     Nonresident aliens and foreign corporations, trusts or estates that acquire limited partnership units will be considered to be engaged in business in the United States on account of ownership of such limited partnership units and as a consequence will be required to file federal tax returns in respect of their distributive shares of our income, gains, losses and deductions and pay federal income tax at regular rates, net of credits including withholding, on such income. Generally, a partnership is required to pay a withholding tax on the portion of the partnership's income that is effectively connected with the conduct of a United States trade or business and that is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly traded partnerships, we will withhold on actual cash distributions made quarterly to foreign unitholders at the highest effective rate applicable to individuals. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

     Because a foreign corporation that owns limited partnership units will be treated as engaged in a United States trade or business, such a unitholder may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our earnings and profits, as adjusted for changes in the foreign corporation's "U.S. net equity," that are effectively connected with the conduct of a United States trade or business. Such a tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a "qualified resident". In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Code.

     The IRS has ruled that a foreign partner who sells or otherwise disposes of a partnership interest will be subject to federal income tax on gain realized on the disposition of such partnership interest to the extent that such gain is effectively connected with a United States trade or business of the foreign partner. We do not expect that any material portion of any gain from the sale of a limited partnership unit will avoid United States taxation. Moreover, a gain of a foreign unitholder will be subject to United States income tax if that foreign unitholder has held more than 5% in value of the limited partnership units during the five-year period ending on the date of the disposition or if the limited partnership units are not regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

ENTITY-LEVEL COLLECTIONS

     If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder, former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of limited partnership units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

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

INCOME TAX INFORMATION RETURNS AND AUDIT PROCEDURES

     We will use all reasonable efforts to furnish unitholders with tax information within 75 days after the close of each taxable year. Specifically, we intend to furnish to each unitholder a Schedule K-1 which sets forth his allocable share of our items of income, gain, loss, deduction and credit. In preparing such information, we will necessarily use various accounting and reporting conventions to determine each unitholder's allocable share of such items. Neither we nor our tax counsel can assure you that any such conventions will yield a result that conforms to the requirements of the Code, Treasury Regulations thereunder or administrative pronouncements of the IRS. We cannot assure prospective unitholders that the IRS will not contend that such accounting and reporting conventions are impermissible. Contesting any such allegations could result in substantial expense to us. In addition, if the IRS were to prevail, unitholders may incur substantial liabilities for taxes and interest.

     Our federal income tax information returns may be audited by the IRS. The Code contains partnership audit procedures that significantly simplify the manner in which IRS audit adjustments of partnership items are resolved. Adjustments, if any, resulting from such an audit may require each unitholder to file an amended tax return, which may result in an audit of the unitholder's return. Any audit of a unitholder's return could result in adjustments to items not related to our returns as well as those related to our returns.

     Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss, deduction and credit and the imposition of penalties and other additions to unitholders' tax liability are determined at the partnership level in a unified partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. Our partnership agreement appoints our general partner as our Tax Matters Partner.

     The Tax Matters Partner is entitled to make elections for us and our unitholders and can extend the statute of limitations for assessment of tax deficiencies against unitholders with respect to our taxable items. In connection with adjustments to our tax returns proposed by the IRS, the Tax Matters Partner may bind any unitholder with less than a 1% profits interest in us to a settlement with the IRS unless the unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review to which all the unitholders are bound. If the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% profit interest in us and by unitholders having, in the aggregate, at least a 5% profits interest. Only one judicial proceeding will go forward, however, and each unitholder with an interest in the outcome may participate.

     The unitholders will generally be required to treat their allocable shares of our taxable items on their federal income tax returns in a manner consistent with the treatment of the items on our information return. In general, that consistency requirement is waived if the unitholder files a statement with the IRS identifying the inconsistency. Failure to satisfy the consistency requirement, if not waived, will result in an adjustment to conform the treatment of the item by the unitholder to the treatment on our return. Even if the consistency requirement is waived, adjustments to the unitholder's tax liability with respect to our items may result from an audit of our or the unitholder's tax return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

NOMINEE REPORTING

     Persons who hold our limited partnership units as a nominee for another person are required to furnish to us:

          (a) the name, address and taxpayer identification number of the beneficial owners and the nominee;

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

          (b) whether the beneficial owner is:

             (1) a person that is not a United States person as defined in
        Section 7701(a)(30) of the Code,

             (2) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

             (3) a tax-exempt entity;

          (c) the amount and description of limited partnership units held, acquired or transferred for the beneficial owners; and

          (d) information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

     Brokers and financial institutions are required to furnish additional information, including whether they are a United States person and information on limited partnership units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed for failure to report such information to us. The nominee is required to supply the beneficial owner of the limited partnership units with the information furnished to us.

REGISTRATION AS A TAX SHELTER

     The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. Our general partner, as our principal organizer, has registered us as a tax shelter with the IRS in the absence of assurance that we are not subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. We have received tax shelter registration number 90036000017 from the IRS. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN LIMITED PARTNERSHIP UNITS OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. We must furnish our registration number to our unitholders, and a unitholder who sells or otherwise transfers a limited partnership unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a limited partnership unit to furnish such registration number to the transferee is $100 for each such failure. The unitholder must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit generated by us is claimed or income from us is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for such failure, will be subject to a $250 penalty for each such failure. Any penalties discussed herein are not deductible for federal income tax purposes.

ACCURACY-RELATED PENALTIES

     An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

     A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) for which there is, or was, "substantial authority," or (ii) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return. More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no

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

"substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

     A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

     Unitholders may be subject to state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the unitholders reside or in which we or our subsidiary partnerships do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider the potential impact of such taxes on his investment in limited partnership units. Our operating subsidiaries own property and do business in Alabama, Arkansas, Colorado, Illinois, Indiana, Kansas, Kentucky, Louisiana, Missouri, Montana, Nebraska, New Mexico, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Dakota, Texas, Utah and Wyoming. A unitholder will likely be required to file state income tax returns in such states, other than South Dakota, Texas and Wyoming, and may be subject to penalties for failure to comply with such requirements. In addition, an obligation to file tax returns or to pay taxes may arise in other states. Moreover, in some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. This could occur, for example, if the unitholder has no income from sources within that state. We are authorized but not required to pay any state or local income tax on behalf of all the unitholders even though such payment may be greater than the amount that would have been required to be paid if such payment had been made directly by a particular partner or assignee; provided, however, that such tax payment shall be in the same amount with respect to each limited partnership unit and, in the general partner's sole discretion, payment of such tax on behalf of all the unitholders or assignees is in the best interests of the unitholders or the assignees as a whole. Any amount so paid on behalf of all unitholders or assignees shall be deducted as a cash operating expenditure of us in calculating "Cash from Operations".

     It is the responsibility of each prospective unitholder to investigate the legal and tax consequences, under the laws of pertinent states or localities, of his investment in limited partnership units. Accordingly, each prospective unitholder should consult, and must depend on, his own tax advisors with regard to state and local tax matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal, tax returns that may be required of such unitholder.

       INVESTMENT IN LIMITED PARTNERSHIP UNITS BY EMPLOYEE BENEFIT PLANS

     An investment in limited partnership units by an employee benefit plan is subject to additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, Simplified Employee Pension Plans, and tax deferred annuities or Individual Retirement Accounts established or maintained by an employer or employee organization. Among other things, consideration should be given to:

     - whether such investment is prudent under Section 404(a)(1)(B) of ERISA;

     - whether in making such investment such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA;

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

     - the fact that such investment could result in recognition of unrelated business taxable income by such plan even if there is no net income;

     - the effect of an imposition of income taxes on the potential investment return for an otherwise tax-exempt investor; and

     - whether, as a result of the investment, the plan will be required to file an exempt organization business income tax return with the IRS.

     Please read "-- Tax-Exempt Entities, Regulated Investment Companies and Foreign Investors". The person with investment discretion with respect to the assets of an employee benefit plan should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for such plan.

     In addition, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in limited partnership units, be deemed to own an undivided interest in our assets. If so, the general partner also would be a fiduciary of such plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

     Section 406 of ERISA and Section 4975 of the Code prohibit an employee benefit plan from engaging in transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan. These provisions also apply to Individual Retirement Accounts which are not considered part of an employee benefit plan. The Department of Labor issued final regulations on November 13, 1986, that provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets". Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  (1) the equity interests acquired by employee benefit plans are publicly offered securities, i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under the federal securities laws;

  (2) the entity is an "operating company," i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

  (3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by employee benefit plans (as defined in Section 3(3) of ERISA), whether or not they are subject to the provisions of Title I of ERISA, plans described in Section 4975(e)(1) of the Code, and any entities whose underlying assets include plan assets by reason of a plan's investments in the entity.

     Our assets would not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (1) above, and also may satisfy requirements (2) and (3) above.

     Plan fiduciaries contemplating a purchase of limited partnership units should consult with their own counsel concerning the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

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

                              PLAN OF DISTRIBUTION

     We may sell securities to one or more underwriters for public offering and sale, or we may sell the securities to investors directly or through agents. The applicable prospectus supplement will name any underwriter or agent involved in the offer and sale of the securities.

     Underwriters may offer and sell the securities at fixed prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or though dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     The applicable prospectus supplement will disclose any underwriting compensation we pay to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against, or contribution toward, certain civil liabilities, including liabilities under the Securities Act.

     If a prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase the securities to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any such institutional investor or on the number of the securities that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve. The obligations of the purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the securities shall not be prohibited under the applicable laws of any jurisdiction in the United States and (ii) if the securities are being sold to underwriters, we shall have sold to such underwriters the total number of such securities less the number thereof covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or our performance or such institutional investors thereunder.

     If a prospectus supplement so indicates, the underwriters engaged in an offering of securities may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional securities from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional securities or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of securities made by the underwriters in the open market prior to the completion of the offering.

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

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased securities sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the securities, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

                                     LEGAL

     Certain legal matters in connection with the securities will be passed upon by Fulbright & Jaworski L.L.P., Houston, Texas, as our counsel. Any underwriter will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The consolidated financial statements of TEPPCO Partners, L.P. as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, the consolidated financial statements of TE Products Pipeline Company, Limited Partnership as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, and the consolidated balance sheet of Texas Eastern Products Pipeline Company, LLC and subsidiary as of December 31, 2001 (included in TEPPCO Partners, L.P.'s Current Reports on Form 8-K filed on April 16, 2002 and October 9, 2002), have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audit report covering the December 31, 2001 consolidated financial statements of TEPPCO Partners, L.P. refers to a change in the method of accounting for derivative financial instruments and hedging activities on January 1, 2001, and, effective July 1, 2001, adoption of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and certain provisions of SFAS No. 142, Goodwill and Other Intangible Assets.

     The combined financial statements of the Burlington Resources Gathering Inc. Val Verde Gathering and Processing System as of December 31, 2001 and 2000, and for the years then ended incorporated by reference in this prospectus from TEPPCO Partners, L.P.'s Current Report on Form 8-K filed July 2, 2002, as amended by the Current Reports on Form 8-K/A filed on August 12, 2002 and October 8, 2002, have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report with respect thereto. Such combined financial statements have been so incorporated in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

                          (TEPPCO PARTNERS, L.P. LOGO)